Filed pursuant to Rule 424(b)(3)
                    File No. 333-57715 (02-06)



                      PROSPECTUS SUPPLEMENT
                     DATED NOVEMBER 15, 1999
                          TO PROSPECTUS
                       DATED JULY 30, 1999



                        TRITON PCS, INC.
             11% SENIOR SUBORDINATED DISCOUNT NOTES
                            DUE 2008


   This prospectus supplement, dated November 15, 1999, supercedes and replaces any previously filed prospectus supplement and any information contained in the accompanying market-making prospectus, dated July 30, 1999, that is inconsistent with the information in this prospectus supplement.
This prospectus supplement includes the following information:

- Consolidated financial statements of Triton PCS, Inc. as of and for the nine months ended September 30, 1999;
- Managements Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 1999;
- Combined financial statements of Triton PCS, Inc. and its predecessor company as of and for the period ended December 31, 1998; and
- Managements Discussion and Analysis of Financial Condition and Results of Operations for the period ended December 31, 1998.


                        TRITON PCS, INC.

                   CONSOLIDATED BALANCE SHEETS
                             ($000s)
                                              December 31,    September 30,
                                                  1998            1999
                                                       (unaudited)
ASSETS:
Current assets:
     Cash and cash equivalents                  $146,172          $50,931
     Marketable securities                        23,612                -
     Due from related party                          951              751
     Accounts receivable net of allowance
       for doubtful accounts of $1,071 and
       $451, respectively                          3,102           16,032
     Inventory                                     1,433            6,822
     Prepaid expenses and other current assets     4,369            7,004
                                               ---------        ---------
Total current assets                             179,639           81,540

Property, plant, and equipment:
     Land                                            313              313
     Network infrastructure and equipment         34,147          201,226
     Office furniture and equipment               17,642           26,953
     Capital lease asset                           2,263            4,567
     Construction in progress                    145,667          113,852
                                               ---------        ---------
                                                 200,032          346,911
Less accumulated depreciation                     (1,079)         (17,486)
                                               ---------        ---------
Net property and equipment                       198,953          329,425

Intangible assets, net                           307,361          318,370
Deferred transaction costs                           906              430
Other long-term assets                                 -            2,944
                                               ---------        ---------
Total assets                                    $686,859         $732,709
                                               =========        =========

LIABILITIES AND SHAREHOLDERS EQUITY:
Current liabilities:
     Accounts payable                            $25,256          $28,071
     Accrued payroll & related expenses            3,719            9,072
     Accrued expenses                              3,646           10,842
     Accrued interest                                545              638
     Capital lease obligations                       281              838
     Deferred gain on tower sale                       -            1,190
                                                --------         --------
Total current liabilities                         33,447           50,651
                                                --------         --------
Long-term debt                                   463,648          500,975
Capital lease obligations                          2,041            3,417
Deferred gain on tower sale                            -           30,940
Deferred income taxes                             11,744           11,744

Shareholders Equity:
Common stock, $.01 par value, 1,000
  shares authorized, 100 shares issued
  and outstanding                                      -                -
Additional paid-in capital                       217,050          280,786
Deferred compensation                             (4,370)         (17,836)
Accumulated deficit                              (36,701)        (127,968)
Total shareholders equity                        175,979          134,982
                                                --------        ---------
Total liabilities & shareholders equity         $686,859         $732,709
                                                ========        =========

  See accompanying notes to consolidated financial statements.


                        TRITON PCS, INC.

  CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                             ($000s)

                                  Three Months             Nine Months
                                     Ended                    Ended
                                 September 30,             September 30,
                                 1998     1999            1998      1999
                             (unaudited) (unaudited)  (unaudited) (unaudited)
Revenues:
  Service revenues              $ 5,656    $19,887    $5,656    $37,516
  Roaming revenues                2,718     14,226     2,718     27,210
  Equipment revenues                431      9,000       431     16,629
                                -------    -------    ------    -------
  Total revenue                   8,805     43,113     8,805     81,355

Expenses:
  Cost of service                 2,487     19,749     3,167     38,202
  Cost of equipment                 770     14,677       770     27,494
  Selling and marketing             665     16,461       793     38,376
  General and administrative      5,011     11,895     9,385     28,558
  Non-cash compensation              33      1,390       339      2,325
  Depreciation and amortization   2,977     11,278     4,326     27,247
                                -------    -------   -------    -------
  Loss from operations            3,138     32,337     9,975     80,847

Interest and other expense, net
      of capitalized interest    11,723      7,388    21,594     26,242
Interest and other income         4,147      1,488     6,886      4,140
Gain on tower                         -     11,682         -     11,682
                                -------    -------   -------    -------
Loss before taxes                10,714     26,555    24,683     91,267

Income tax benefit                4,059          -    10,861         -
                                -------    -------   -------    -------
Net loss and comprehensive loss  $6,655    $26,555   $13,822    $91,267
                                =======    =======   =======    =======

  See accompanying notes to consolidated financial statements.

                        TRITON PCS, INC.

              CONSOLIDATED STATEMENTS OF CASH FLOWS
                             ($000s)
                                                 Nine Months Ended
                                                    September 30,
                                                  1998        1999
                                              (unaudited)  (unaudited)
Cash flows from operating activities:
Net loss and comprehensive loss                $(13,822)   $(91,267)
Adjustments to reconcile net loss to cash
used in operating activities:
     Depreciation and amortization                4,326      27,248
     Deferred income taxes                      (10,861)          -
     Accretion of interest                       14,603      27,808
     Gain on sale of marketable securities            -      (1,004)
     Gain on tower sale                               -     (11,682)
     Non-cash compensation                          339       2,325

     Change in operating assets and liabilities:
     Accounts receivable                         (1,716)    (12,930)
     Inventory                                      (54)     (5,389)
     Prepaid expenses and other current assets     (531)     (2,291)
     Other long term assets                           -      (3,158)
     Accounts payable                             2,659     (12,245)
     Accrued payroll and liabilities              2,337      11,983
Accrued interest                                  2,543          93
                                                -------    --------
Net cash used in operating activities              (177)    (70,509)
Cash flows from investing activities:
Capital expenditures                            (33,245)   (162,661)
Proceeds from sale of property and
 equipment, net                                       -      69,712
Proceeds from sale of marketable securities           -      47,855
Purchase of marketable securities                     -     (23,239)
Myrtle Beach acquisition, net of cash acquired (163,853)          -
                                                -------    --------
     Net cash used in investing activities     (197,098)    (68,333)

Cash flows from financing activities:
Borrowings under credit facility                150,000      10,000
Borrowings on subordinated debt                 291,000           -
Capital contributions from parent                68,347      37,513
Payment of deferred transaction costs           (11,822)     (3,826)
Advances to related party, net                     (123)        200
Principal payments under capital
  lease obligations                                 (18)       (286)
                                                -------     -------
     Net cash provided by financing activities  497,384      43,601
                                                -------     -------
Net increase (decrease) in cash                 300,109     (95,241)

Cash and cash equivalents, beginning
   of period                                     11,362     146,172
                                                -------     -------
Cash and cash equivalents, end of period       $311,471     $50,931
                                                =======     =======

  See accompanying notes to consolidated financial statements.


   ITEM 2    MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

When used in this Form 10-Q and in future filings by the Company with the SEC, in the Companys press releases and in oral statements made with the approval of an authorized executive officer of the Company, the words or phrases will likely result, management expects or the Company expects, will continue, is anticipated, estimated or similar expressions (including confirmations by an authorized executive officer of the Company or any such expressions made by a third party with respect to the Company) are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company has no obligation to release publicly the result of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

GENERAL

As used herein, the terms Company, we, our (and similar terms) refer collectively to Triton PCS Holdings, Inc., Triton PCS, Inc., and their consolidated subsidiaries. The following discussion and analysis is based upon the consolidated financial statements of the Company for the periods presented herein, and should be read in conjunction with the combined financial statements of the Company as of December 31, 1998 and for the year then ended.

OVERVIEW

The Company was incorporated in October 1997. In February 1998, Holdings entered into a joint venture with AT&T whereby AT&T contributed personal communications services licenses covering 20 MHz of authorized frequencies in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. As part of this agreement, AT&T became Holdings largest equity holder, and the Company was granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T in the licensed markets.

On June 30, 1998, the Company acquired an existing cellular system serving Myrtle Beach, South Carolina and the surrounding area from Vanguard Cellular Systems of South Carolina, Inc. This transaction was accounted for as a purchase. In connection with this acquisition, the Company began commercial operations and earning recurring revenue in July 1998. The Company integrated the Myrtle Beach system into our personal communications services network as part of the Phase I network deployment. Substantially all of the Companys revenues prior to 1999 were generated by cellular services provided in Myrtle Beach. The results of operations do not include the Myrtle Beach system prior to our acquisition of that system.

The Company began generating revenues from the sale of personal communications services in the first quarter of 1999 as part of Phase I of our personal communications services network build-out. The personal communications services network build-out is scheduled for three phases. The Company completed the first phase of our build-out in the first half of 1999.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE THREE
MONTHS ENDED SEPTEMBER 30, 1998

Customer Analysis

The Companys number of customers increased to 129,616 at September 30, 1999. For the three months ended September 30,
1999, the Company added 51,252 customers, which was primarily related to 15 markets launched as part of Phase I network build-out.

Revenues

Service revenues were $19.9 million and $5.7 million for the three months ended September 30, 1999 and 1998, respectively. Equipment revenues were $9.0 million and $0.4 million, for the three months ended September 30, 1999 and 1998, respectively.
The $14.2 million increase in service revenues and $8.6 million in equipment revenues over the same period in 1998 were primarily related to launching 15 markets as part of Phase I network build-out. Roaming revenues were $14.2 million and $2.7 million for the three months ended September 30, 1999 and 1998, respectively. The $11.5 million increase over the same period in 1998 was primarily from our launched markets.

Cost of Service and Equipment

Cost of service and equipment was $34.4 million and $3.3 million for the three months ended September 30, 1999 and 1998, respectively. The increase of $31.1 over the same period in 1998 was primarily related to launching 15 markets as part of the Phase I network build-out.

Selling and Marketing Expenses

Selling and marketing costs were $16.5 million and $0.7 million for the three months ended September 30, 1999 and 1998, respectively. The increase of $15.8 million over the same period in 1998 was due to higher salary and benefits expenses for new sales and marketing staff and advertising and promotion associated with launching 15 markets as part of completing our Phase I network build-out.

General & Administrative Expenses

General and administrative expenses were $11.9 million and $5.0 million for the three months ended September 30, 1999 and 1998, respectively. The increase of $6.9 million over the same period in 1998 was primarily due to the development and growth of infrastructure and staffing related to information technology, customer care and other administrative functions incurred in conjunction with launching 15 markets.

Non-cash Compensation

Non-cash compensation was $1.4 million and $0.1 million for the three months ended September 30, 1999 and 1998, respectively. This increase of $1.3 million over the same period in 1998 was attributable to an increase in the vesting of restricted shares as compared to the same period in 1998 and the issuance of additional shares to certain management employees and directors.

Depreciation & Amortization Expenses

Depreciation and amortization expenses were $11.3 million and $3.0 million for three months ended September 30, 1999 and 1998, respectively. The increase of $8.3 million over the same period in 1998 relates primarily to depreciation of our fixed assets, as well as the amortization on personal communications services licenses and the AT&T agreements upon the commercial launch of our Phase I markets.

Interest Expense & Income

Interest expense was $7.4 million, net of capitalized interest of $5.7 million, for the three months ended September 30, 1999. Interest expense was $11.7 million, net of capitalized interest of $0.5 million, for the three months ended September 30, 1998. The decrease of $4.3 million over the same period in 1998 is attributable to an increase in capitalized interest of $5.2 million due to higher capital expenditures, offset by an increase in interest expense of $0.8 million. The Company had borrowings of $501.0 million as of September 30, 1999, with a weighted average interest rate of 10.12%.

Interest income was $0.5 million and $4.1 million for the three months ended September 30, 1999 and 1998 respectively. The decrease of $3.6 million over the same period in 1998 was due primarily to lower cash balances.

Net Income

Net loss was $26.6 million and $6.7 million for the three months ended September 30, 1999 and 1998, respectively. The increase of $19.9 million over the same period in 1998 resulted primarily from the items discussed offset by the gain on the tower sale of $11.7 million and the gain on the sale of marketable securities of $1.0 million.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE NINE MONTHS
ENDED SEPTEMBER 30, 1998

Customer Analysis

The Companys number of customers increased to 129,616 at September 30, 1999. For the nine months ended September 30, 1999, the Company added 95,772 customers, primarily related to the launch of 15 markets included in the completion of the Companys initial build-out.

Revenues

Service revenues were $37.5 million and $5.7 million for the nine months ended September 30, 1999 and 1998, respectively. For nine months ended September 30, 1999 and 1998, equipment revenues were $16.6 million and $0.4 million, respectively. The $31.8 million increase in service revenues and $16.2 million increase for equipment revenues over the same period in 1998 were primarily the result of launching 15 markets as part of completing the Phase I network build-out. In addition, the Company generated no revenue for the six months ended June 30, 1998. Roaming revenues were $27.2 million and $2.7 million for the nine months ended September 30, 1999 and 1998, respectively. The increase of $24.5 million over the same period in 1998 was due primarily from our launched markets.

Cost of Service and Equipment

Cost of service and equipment was $65.7 million and $3.9 million for the nine months ended September 30, 1999 and 1998, respectively. The increase of $61.8 million over the same period in 1998 was primarily related to launching 15 markets as part of the Phase I network build-out. In addition, there was no cost of service and equipment for the six months ended June 30, 1998.

Selling and Marketing Expenses

Selling and marketing costs were $38.4 million and $0.8 million for the nine months ended September 30, 1999 and 1998, respectively. The increase of $37.6 million over the same period in 1998 was due to higher salary and benefits expenses for new sales and marketing staff and advertising and promotion associated with launching 15 markets as part of completing our Phase I network build-out

General & Administrative Expenses

General and administrative expenses were $28.6 million and $9.4 million for the nine months ended September 30, 1999 and 1998,
respectively.   The increase of $19.2 million over the same
period in 1998 was due to the development and growth of infrastructure and staffing related to information technology, customer care and other administrative functions incurred in conjunction with the commercial launch of our first 15 markets during 1999.

Non-cash Compensation

Non-cash compensation was $2.3 million and $0.3 million for the nine months ended September 30, 1999 and 1998, respectively. This increase of $1.3 million over the same period in 1998 was attributable to an increase in the vesting of restricted shares as compared to the same period in 1998 and the issuance of additional shares to certain management employees and directors.

Depreciation & Amortization Expense

Depreciation and amortization expense was $27.2 million and $4.3 million for the nine months ended September 30, 1999 and 1998, respectively. The increase of $22.9 million over the same period in 1998 relates primarily to depreciation on equipment launched in our 15 markets and the amortization of licenses put into service related to the Companys initial build-out and amortization attributable to certain agreements acquired in the AT&T transaction.

Interest Expense & Income

For the nine months ended September 30, 1999, interest expense was $26.2 million, net of capitalized interest of $12.9 million. For the nine months ended September 30, 1998, interest expense was $21.6 million, net of capitalized interest of $0.8 million. The increase of $4.6 million over the same period in 1998 is primarily due to increased borrowings for the network build-out. The Company had borrowings of $501.0 million as of September 30, 1999, with a weighted average interest rate of 10.07%.

For the nine months ended September 30, 1999 and 1998 interest income was $3.1 million and $6.9, respectively. The decrease of $3.8 million over the same period in 1998 was the result of the lower average available cash balance for the nine months ended September 30, 1999 of $78.5 million, as compared to the $136.4 million for the same period in 1998. The reduction in available cash was due primarily to capital expenditures related to the network build-out.

Net Income

For the nine months ended September 30, 1999, the net loss was $91.3 million as compared to $13.8 million for the same period in 1998. The net loss increased $77.5 million, resulting primarily from the items discussed above offset by the gain on the tower sale of $11.7 million and the gain on the sale of marketable securities of $1.0 million.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 1999, the Company had $50.9 million in cash and cash equivalents, as compared to $146.2 million in cash and cash equivalents at December 31, 1998. Net working capital was $30.1 million at September 30, 1999 and $146.2 million at December 31, 1998.

Net Cash Used in Operating Activities
The $70.5 million in cash used by operating activities arose primarily from an increase in sales, marketing and operating activities related to launching 14 new markets and the ongoing establishment of the regional organization structures.

Net Cash Used in Investing Activities
The $68.3 million in cash used by investing activities arose from the purchase of marketable securities of $23.2 million and capital expenditures related to the network build-out of $162.7 million offset by the net proceeds from the sale of towers of $69.7 million and the proceeds from the sale of short term investments of $47.9 million.

Net Cash Provided by Financing Activities
The $43.6 million provided by financing activities arose from $37.5 million in capital contributions from Holdings and $10.0 million draw down of the revolving credit line offset by $3.8 million of deferred transaction costs.

LIQUIDITY

Since inception, the Companys activities have consisted principally of hiring a management team, raising capital, negotiating strategic business relationships, participating in personal communications services auctions, initiating research and development, conducting market research, developing our wireless services offering and network, and launching our wireless services in our Phase I markets. The Companys primary source of financing during this time has been from borrowings under our credit facility and the net proceeds from issuances of capital stock and senior subordinated discount notes.

The construction of the network and the marketing and distribution of wireless communications products and services has required, and will continue to require, substantial capital. These capital requirements include license acquisition costs, capital expenditures for network construction, operating cash flow losses and other working capital costs, debt service and closing fees and expenses. The Company has incurred significant amounts of debt to implement the business plan, and therefore the Company is highly leveraged. The Company estimates that our total capital requirements, assuming substantial completion of our network build-out, which will allow us to provide services to 100% of the potential customers in the licensed area, from the Companys inception until December 31, 2001 will be approximately $1.3 billion.

Costs associated with the network build-out include switches, base stations, towers and antennae, radio frequency engineering, cell site acquisition and construction and microwave relocation, and include $95.6 million of capital expenditures related to purchase commitments as part of an agreement with Ericsson. The actual funds required to build out our personal communications services network may vary materially from these estimates, and additional funds could be required in the event of significant departures from the current business plan, in the event of unforeseen delays, cost overruns, unanticipated expenses, regulatory expenses, engineering design changes and other technological risks.

The Company has funded, and expects to continue to fund, our capital requirements with:
  . the proceeds from equity investments by Holdings shareholders and from additional irrevocable equity commitments by Holdings shareholders;
  .  borrowings under our credit facility;
  . the proceeds from an offering of senior subordinated discount notes in 1998;
  . the proceeds from the sale of our towers; and . the proceeds from Holdings initial public offering.

The Company believes that with the available credit facility borrowings, the proceeds from the Holdings offering, the equity investments that have been committed to us and proceeds from the tower sale will be sufficient to meet our projected capital requirements through the end of 2001. Although the Company estimates that these funds will be sufficient to build-out our network and to enable us to provide services to 100% of the customers in our licensed area, it is possible that additional funding will be necessary.

Equity Contributions

As part of the joint venture agreement with AT&T, AT&T transferred personal communications services licenses covering 20 MHz of authorized frequencies in exchange for 732,371 shares for Holdings Series A preferred stock and 366,131 shares of Holdings Series D preferred stock. The Series A preferred stock provides for cumulative dividends at an annual 10% rate on the $100 liquidation value per share plus unpaid dividends. These dividends accrue and are payable quarterly; however, Holdings may defer all cash payments due to the holders until June 30, 2008 and quarterly dividends are payable in cash thereafter. The Series A preferred stock is redeemable at the option of its holders beginning in 2018 and at our option, at its accreted value, on or after February 4, 2008. Holdings may not pay dividends on, or, subject to specified exceptions, repurchase shares of, common stock without the consent of the holders of the Series A preferred stock. The Series D preferred stock provides for dividends when, as and if declared by our board of directors and contains limitations on the payment of dividends on the common stock.

In connection with the consummation of the joint venture with AT&T, Holdings received unconditional and irrevocable equity commitments from institutional equity investors, as well as Michael Kalogris and Steven Skinner, in the aggregate amount of $140.0 million in return for the issuance of 1.4 million shares of Series C preferred stock. As of September 30, 1999, $80.0 million of these equity commitments had been funded.
We expect that the remaining equity commitments will be funded by November 30, 1999. The Series C preferred stock provides for dividends when, as and if declared by our board of directors and contains limitation on the payment of dividends on common stock.

Holdings also received equity contributions from our stockholders in the aggregate amount of $35.0 million in return for the issuance of 350,000 shares of Series C preferred stock in order to fund a portion of our acquisition of an existing cellular system in Myrtle Beach, South Carolina. In addition, Holdings received equity contributions from stockholders in the aggregate amount of approximately $30.1 million in return for the issuance of 165,187 shares of Series C preferred stock and 134,813 shares of Series D preferred stock in order to fund a portion of our Norfolk license acquisition.

On June 8, 1999, the Company completed an exchange of licenses with AT&T. We transferred licenses covering the Hagerstown and Cumberland, Maryland areas and received licenses covering the Savannah and Athens, Georgia areas. Holdings issued to AT&T 53,882 shares of Holdings Series A preferred stock and 42,739 shares of its Series D preferred stock in connection with this exchange. No gain was recognized in connection with this exchange.

Credit Facility

On February 3, 1998, the Company entered into a loan agreement that provided for a senior secured bank facility with a group of lenders for an aggregate amount of $425.0 million of borrowings. On September 22, 1999, the Company entered into an amendment to that loan agreement under which the amount of credit available to us was increased to $600.0 million. The bank facility, as amended, provides for:

  . a $175.0 million senior secured Tranche A term loan maturing on August 4, 2006;

  . a $150.0 million senior secured Tranche B term loan maturing on May 4, 2007;

  . a $175.0 million senior secured Tranche C term loan maturing on August 4, 2006; and

  . a $100.0 million senior secured revolving credit facility maturing on August 4, 2006.

The terms of the bank facility will permit the Company, subject to various terms and conditions, including compliance with specified leverage ratios and satisfaction of build-out and subscriber milestones, to draw up to $600.0 million to finance working capital requirements, capital expenditures, permitted acquisitions and other corporate purposes. Borrowings under these facilities are subject to customary conditions, including the absence of material adverse changes.

The Company must begin to repay the term loans in quarterly installments, beginning on February 4, 2002, and the commitments to make loans under the revolving credit facility are automatically and permanently reduced beginning on August 4, 2004. In addition, the credit facility requires the Company to make mandatory prepayments of outstanding borrowings under the credit facility, commencing with the fiscal year ending December 31, 2001, based on a percentage of excess cash flow and contains financial and other covenants customary for facilities of this type, including limitations on investments and on our ability to incur debt and pay dividends. As of September 30, 1999, the Company had drawn $150.0 million under the Tranche B term loan and $10.0 million under the revolving credit facility.

After giving effect to the amendment, the Company had an additional $440.0 million available under our credit facility as of September 30, 1999.

Tower Sale

On September 22, 1999, the Company sold 187 towers to American Tower. The net proceeds from the sale were $69.7 million at the closing, and we expect to receive an additional $1.5 million upon our construction and sale to American Tower of four additional tower facilities.
At the closing of the transaction, the parties entered into certain other agreements, including:

  . a master license and sublease agreement providing for our lease of the tower facilities from American Tower;

  . an amendment to an existing build-to-suit agreement between the Company and American Tower providing for American Towers construction of 100 additional tower sites that we will then lease from American Tower; and

  . an amendment to an existing site acquisition agreement expanding the agreement to provide for American Tower to perform site acquisition services for 70% of the tower sites we develop through December 31, 2000.

The Company estimates that capital expenditures will total approximately $300.0 million for the year ended December 31, 1999, and we incurred $162.7 million of capital expenditures in the nine months ended September 30, 1999.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE PERIOD FROM MARCH 6,
1997 TO DECEMBER 31, 1997

     Revenues for year ended December 31, 1998 were $16.6 million related primarily to services provided in the Myrtle Beach area. Service revenues were $11.2 million for the year, roaming revenues were $4.6 million and equipment revenues were $0.8 million.

     Total operating expenses were $37.1 million for the year ended December 31, 1998 as compared to $2.7 million for the period from March 6, 1997 to December 31, 1997. Cost of service revenues and equipment revenues were $8.8 million and $1.7 million, respectively, and relate primarily to services provided in the Myrtle Beach area.

     Sales and marketing expenses were $3.3 million for the year ended December 31, 1998, and relate primarily to advertising, marketing and promotional activities associated with the Myrtle
Beach area.

     General and administrative expenses increased $12.9 million to $15.6 million for the year ended December 31, 1998 as compared to the period from March 6, 1997 to December 31, 1997. The increase was due primarily to costs associated with Myrtle Beach as well as the initial costs in the Companys remaining licensed areas and the establishment of the Companys corporate and regional operational infrastructure.

     For the year ended December 31, 1998, non-cash compensation was $1.1 million. This amount related to the issuance of common and preferred stock to employees. The compensation is recognized over five years as the stock vests.

     For the year ended December 31, 1998, depreciation and amortization expense was $6.7 million. This amount relates primarily to the depreciation of the tangible and intangible assets acquired in the Myrtle Beach transaction and amortization attributable to certain agreements acquired in the AT&T transaction.

     For the year ended December 31, 1998, interest expense was $30.4 million, net of capitalized interest of $3.5 million as compared to $1.2 million during the period from March 6, 1997 to December 31, 1997. The Company had borrowings of $463.6 million as of December 31, 1998, with a weighted average interest rate of 10.33%.

     For the year ended December 31, 1998, interest and other income was $10.6 million. This amount relates primarily to interest income on the Companys cash and cash equivalents. Available cash increased significantly during 1998 due primarily to net proceeds of $291 million from the issuance of subordinated debt, borrowings of $150 million under the Companys bank credit facility, and $82.7 million of capital contributions.

     For the year ended December 31, 1998, the Company recorded a tax benefit of $ 7.5 million related to temporary deductible differences, primarily net operating losses, arising during the current and prior year.

     For the year ended December 31, 1998, the net loss was $32.7 million as compared to $4.0 million during the period from March 6, 1997 to December 31, 1997. The net loss increased $28.7 million, resulting primarily from the items discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used In Operating Activities

     For the year ended December 31, 1998, net cash used in operating activities increased $3.0 million to $4.1 million as compared to the period from March 6, 1997 to December 31, 1997. The increase is due primarily to an increase in the Companys net loss, as adjusted to cash used in operating activities before changes in working capital, of $9.8 million, offset by a positive change in working capital of $5.7 million due to increases in accounts payable and accrued expenses related to the operations in the Myrtle Beach area and the ongoing establishment of the Companys corporate and regional operational infrastructures.

Net Cash Used in Investing Activities

     For the year ended December 31, 1998, net cash used in investing activities increased $371.9 million to $372.3 million as compared to the period from March 6, 1997 to December 31, 1997. The increase is due primarily to capital expenditures related to the initial network build-out and establishment of
administrative   operations,   payments   of   $164.5    million
attributable to the Myrtle Beach Acquisition completed on June 30, 1998, and payments of $96.6 million related to the Norfolk
Acquisition completed on December 31, 1998.   The  Company  also
made investments in marketable securities of $23.6 million during the year.

Net Cash Provided By Financing Activities

     For the year ended December 31, 1998, net cash provided by financing activities increased $498.4 million to $511.3 million as compared to the period from March 6, 1997 to December 31, 1997. The increase was due primarily to proceeds from borrowings under our bank credit facility of $150 million; proceeds from the issuance of subordinated debt of $291 million, net of an initial purchasers discount of $9.0 million; and capital contributions of $82.7 million from Holdings related to funding of capital commitments by the initial cash equity investors and receipt of additional capital commitments related to the Myrtle Beach and Norfolk acquisitions.

Liquidity

     The build-out of the Companys PCS network and the marketing of the Companys PCS services will require substantial capital. As it completes its build-out, the Company will be highly leveraged. The Company currently estimates that its capital requirements (including capital expenditures, working capital, debt service requirements and anticipated operating losses) for the period from inception through year-end 2002 (assuming substantial completion of the Companys network build-out to cover 80% of the Pops in the Licensed Area by such time) will total approximately $715.1 million. Actual amounts of the funds required may vary materially from these estimates.

     As part of the Companys network build-out, the Company expects to spend $272.0 million in 1999 related to the completion of the build-out of its initial coverage area and its continued build out of the Companys Licensed Area toward coverage of 80% which is expected in 2002. The build-out of the initial coverage area included the installation of two switches and the lease or acquisition of approximately 500 cell sites, as well as spectrum clearing costs, retail store fitout, and administrative systems. The continuation of the build out of the Company Licensed Area in 1999 includes completion of an additional 513 cell sites. Other capital expenditures budgeted for 1999 include an aggregate of $19 million to be spent on administrative systems, spectrum clearing and switch software. The preceding capital forecasts exclude internal engineering and capitalized interest costs.

     The Cash Equity Investors have severally made irrevocable commitments to contribute $140 million in cash to the Company through January 2001 in exchange for 1.4 million shares of Series C preferred stock. The Cash Equity Investors, have contributed $80 million of these commitments and are obligated to contribute the balance as follows: $35 million on February 4, 2000 and $25 million on February 4, 2001. In addition, the Company has received additional equity contributions of $35.0 million and $16.5 million from Holdings related to the Myrtle Beach and Norfolk acquisitions, respectively.

     On February 3, 1998, the Company entered into a bank credit facility. This credit facility provides for (i) a $175 million, eight and one-half year Tranche A term loan, (ii) a $150 million, nine and one-quarter year Tranche B term loan and (iii) a $100 million, eight and one-half year revolving credit facility. The commitment to make revolving credit loans is reduced automatically beginning on August 3, 2004 and the term loans must be repaid beginning on February 3, 2002. In addition, the credit facility requires the Company to make mandatory prepayments of outstanding borrowings under the credit facility commencing with the fiscal year ending December 31, 2001 based on a percentage of excess cash flow, and contains customary financial and other covenants. To date, $150 million of the Tranche B term loans have been drawn by the Company, which are expected to fund the Companys future operations. Borrowings under the facilities are secured by a first priority pledge of all assets of the Company, including the capital stock of the Company and its subsidiaries that hold the PCS licenses.

     On May 7, 1998, the Company completed an offering of $512 million aggregate principal amount at maturity of 11% senior subordinated discount notes due 2008, pursuant to Rule 144A of the Securities Act of 1933, as amended. The proceeds of the offering (after deducting an initial purchasers discount of $9 million) was $291 million. The Company has used or intends to use the net proceeds from the offering, together with the capital contributions and borrowings under the credit facility, to fund:
(i) capital expenditures, including the build-out of its PCS network; (ii) the acquisition of the Myrtle Beach system; (iii) the Norfolk acquisition; (iv) working capital as required; (v) operating losses; (vi) general corporate purposes; and (vii) potential acquisitions.

     The Company believes that the proceeds from the notes, together with the availability under the credit facility and the Equity Investments, provide the Company with funds sufficient to complete the build-out of the Companys planned network within the Licensed Area.

Financial Statement Adjustment

     The Companys combined financial statements as of and for the year ended December 31, 1998 as originally presented have been adjusted to reflect deferred compensation related to the issuance of 75,077 shares of common stock of Holdings to employees. In February 1998 Holdings granted 16,876 shares of restricted stock to certain employees. Deferred compensation for the stock granted to employees of $307,000, net of $30,671 for forfeited shares was recorded in 1998 based on the estimated fair value at the time of issuance. In June 1998 and December 1998 additional shares of 32,261 and 25,940, respectively, were issued to certain employees as anti-dilutive protection related to capital contributions received by Holdings for the Myrtle Beach and Norfolk transactions. Deferred compensation of $2,849,000 and $2,334,000, respectively, was recorded for stock granted to employees, net of forfeitures. Deferred compensation will amortize into income as it vests over five years, and $1,120,000 was amortized into income for the period ended December 31, 1998. The following is a reconciliation of the adjusted amounts:


                                     As originally
                                       Presented    Adjustment    As Adjusted
                                                     ($000s)
Balance Sheet at December 31, 1998:
     Additional paid in capital        $211,560       $5,490       $217,050
     Accumulated deficit                 35,581        1,120         36,701
     Deferred compensation                    -        4,370          4,370

1998 Statement of Operations:
     Non-cash compensation                    -       $1,120         $1,120
     Net loss                           $31,620        1,120         32,740


             TRITON PCS INC. AND PREDECESSOR COMPANY

                     COMBINED BALANCE SHEETS
                             ($000S)

                                                DECEMBER 31,  DECEMBER 31,
                                                    1997          1998
ASSETS:
Current assets:
       Cash and cash equivalents                   $11,362       $146,172
       Marketable securities                             -         23,612
       Due from related party                          148            951
       Accounts receivable, net of
         allowance for doubtful accounts
         of $0 in 1997 $1,071 in 1998                    -          3,102
       Inventory                                         -          1,433
       Prepaid expenses and other current
          Assets                                        21          4,288
       Deferred income taxes                             -             81
                                                   -------        -------
Total current assets                                11,531        179,639

Property, plant, and equipment, net:                   473        198,953

Intangible assets, net                               1,249        308,267
                                                   -------        -------
Total assets                                       $13,253       $686,859
                                                   =======        =======

LIABILITIES AND SHAREHOLDERS EQUITY (DEFICIT) AND MEMBERS CAPITAL:
Current liabilities:
       Accounts payable                             $1,581        $25,256
       Accrued payroll and related expenses            970          3,719
       Accrued expenses                                 46          3,646
       Accrued interest                              1,228            545
       Capital lease obligations                         -            281
       Due to related party                             45              -
       Notes payable                                13,344              -
                                                   -------       --------
Total current liabilities                           17,214         33,447

Long-term debt                                           -        463,648
Capital lease obligations                                -          2,041
Deferred income taxes                                    -         11,744

Commitments and contingencies                            -              -

Shareholders equity (deficit) and members capital:
Common stock, $.01 par value, 1,000 shares
authorized, 100 shares issued and outstanding            -             -
Additional paid-in capital                               -       217,050
Deferred compensation                                    -        (4,370)
Accumulated deficit                                 (3,961)      (36,701)
                                                    ------       -------
Total shareholders equity (deficit) and members capital
                                                    (3,961)      175,979
                                                    ------       -------
Total liabilities and shareholders
   equity (deficit) and members capital            $13,253      $686,859
                                                   =======      ========

    See accompanying notes to combined financial statements.

             TRITON PCS INC. AND PREDECESSOR COMPANY

                COMBINED STATEMENTS OF OPERATIONS
                             ($000S)

                                 PERIOD FROM MARCH 6, 1997          FOR THE
                                (INCEPTION) to December 31,       YEAR ENDED
                                           1997              December 31,1998

Revenues:

    Service revenues                   $    -                     $ 11,172
    Roaming revenues                        -                        4,651
    Equipment revenues                      -                          755
                                      -------                     --------
    Total revenues                          -                       16,578

Expenses:
 Cost of service                            -                        8,767
 Cost of equipment                          -                        1,699
 Sales and marketing                        -                        3,260
 General and administrative             2,736                       15,589
 Non-cash compensation                      -                        1,120
 Depreciation and amortization              5                        6,663
                                      -------                     --------
 Loss from operations                   2,741                       20,520
Interest expense                        1,228                       30,391
Interest and other (income)                (8)                     (10,635)
                                      -------                     --------
Loss before income taxes                3,961                       40,276

Income taxes (benefit)                      -                       (7,536)
                                      -------                     --------
Net loss                               $3,961                      $32,740
                                      =======                     ========

    See accompanying notes to combined financial statements.


             TRITON PCS INC. AND PREDECESSOR COMPANY

COMBINED STATEMENTS OF SHAREHOLDERS EQUITY (DEFICIT) AND MEMBERS
CAPITAL FOR THE PERIOD FROM MARCH 6, 1997 (INCEPTION) TO DECEMBER
                      31, 1997 AND THE YEAR
                     ENDED DECEMBER 31, 1998
                             ($000S)


                                     ADDITIONAL
                    COMMON STOCK       PAID-IN  ACCUMULATED  DEFERRED
                       SHARES   AMOUNT CAPITAL     DEFICIT  COMPENSATION TOTAL

Issuance of common stock
                         100      $-        $-        $-       $-         $-

Net loss                   -       -         -    (3,961)       -     (3,961)
                         ---     ---       ---    ------      ---      -----
Balance at December
  31, 1997               100       -         -    (3,961)       -     (3,961)

Capital contributions
  from parent              -       -   211,560         -        -    211,560

Deferred compensation      -       -     5,490         -   (5,490)         -

Non-cash compensation      -       -         -         -    1,120      1,120

Net loss                   -       -         -   (32,740)       -    (32,740)
                       -----   -----  --------  --------   ------    -------
Balance at December
  31, 1998               100      $ - $217,050  $(36,701) $(4,370)  $175,979
                       =====   =====  ========  ========   ======    =======


    See accompanying notes to combined financial statements.



            Triton PCS, Inc. and Predecessor Company
                COMBINED STATEMENTS OF CASH FLOWS
                             ($000S)

                                             PERIOD FROM      FOR THE YEAR
                                      MARCH 6, 1997 (INCEPTION)     ENDED
                                     TO DECEMBER 31, 1997    DECEMBER 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                    $(3,961)           $(32,740)

Adjustments to reconcile net loss to cash
used in operating activities:
   Depreciation and amortization                  5               6,663
   Deferred income taxes                          -              (7,536)
   Accretion of interest on subordinated debt     -              22,648
   Non-cash compensation                          -               1,120

   Change in operating assets and liabilities,
    net of effects of acquisitions:
      Accounts receivable                         -                  37
      Inventory                                   -              (1,046)
      Prepaid expenses and other current assets  (21)              (468)
      Accounts payable                           656              2,647
      Accrued payroll and related expenses       970              2,749
      Accrued expenses                            46              3,456
      Accrued interest                         1,228             (1,660)
                                              ------             ------
   Net cash used in operating activities      (1,077)            (4,130)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                            (478)           (87,715)
Myrtle Beach acquisition, net of cash acquired     -           (164,488)
Norfolk acquisition                                -            (96,557)
Purchase of marketable securities                  -            (23,612)
                                              ------            -------
   Net cash used in investing activities        (478)          (372,372)
                                              ------            -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under credit facility                   -            150,000
Borrowings on notes payable                   13,344                  -
Proceeds from issuance of subordinated
  debt, net of discount                            -            291,000
Issuance of common stock                           -                  -
Capital contributions from Parent                  -             82,696
Payment of deferred transaction costs           (324)           (11,329)
Advances to related party, net                  (103)              (848)
Principal payments under capital
  lease obligations                                -               (207)
                                              ------             ------
   Net cash provided by financing activities   12,917            511,312

NET INCREASE IN CASH                           11,362            134,810

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD      -             11,362
                                              -------            -------
CASH AND CASH EQUIVALENTS, END OF PERIOD      $11,362            146,172
                                              =======            =======

    See accompanying notes to combined financial statements.


            TRITON PCS, INC. AND PREDECESSOR COMPANY
             NOTES TO COMBINED FINANCIAL STATEMENTS
   FOR THE PERIOD FROM MARCH 6, 1997 (INCEPTION) TO DECEMBER 31, 1998

(1)  DESCRIPTION OF BUSINESS

   Triton PCS, Inc. (formerly Triton PCS License Company, Inc. with its subsidiaries referred to as the Company) was formed on October 2, 1997 as a wholly-owned subsidiary of Triton PCS Holdings, Inc. (formerly Triton PCS, Inc. referred to as Holdings or Parent). The Company is the exclusive provider of wireless mobility services in the AT&T Corporation (together with affiliates AT&T) mid-Atlantic and southeast regions.
   The Company intends to become the leading provider of broadband PCS in Virginia, South Carolina, North Carolina, northern Georgia, and surrounding areas. The Company is authorized to provide PCS Service in major population and business centers such as Charleston, SC, Columbia, SC, Greenville / Spartansburg, SC, Richmond, VA and Augusta, GA, as well as major resort destinations such as Myrtle Beach, SC, Hilton Head, SC, and Kiawah Island, SC. On June 30, 1998, the Company acquired an existing cellular system in Myrtle Beach, and on December 31, 1998, the Company extended its PCS Service into the Norfolk, Virginia BTA through the acquisition of licenses and assets from AT&T (see note 4).

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION

   On March 6, 1997, Triton Communications L.L.C. (L.L.C.) was formed to explore various business opportunities in the wireless telecommunications industry, principally related to personal communications services (PCS) and cellular activities. During the period March 6, 1997 through October 1, 1997, L.L.C.s activities consisted principally of hiring a management team, raising capital, and negotiating strategic business relationships, primarily related to PCS business opportunities. Subsequent to October 2, 1997, these activities continued but were conducted primarily through the Company. Consequently, for purposes of the accompanying financial statements, L.L.C. has been treated as a predecessor entity. As a result of certain financing relationships and the similar nature of the business activities conducted by each respective legal entity, L.L.C. and the Company are considered companies under common control.

   The combined financial statements incorporate the PCS-related business activities of L.L.C. and the activities of the Company. The consolidated accounts of the Company include Triton PCS Inc.; Triton PCS Holdings Company L.L.C.; Triton Management Company, Inc.; Triton PCS Property Company L.L.C.; Triton PCS Equipment Company L.L.C.; Triton PCS Operating Company L.L.C.; and Triton PCS License Company L.L.C. All significant intercompany accounts or balances have been eliminated in consolidation.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   CASH AND CASH EQUIVALENTS

   Cash and cash equivalents includes cash on hand, demand deposits and short term investments with maturities of three months or less.

   MARKETABLE SECURITIES

   Marketable securities at December 31, 1998, consist of debt securities with maturities between three and ten months. The Company has adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement No. 115) in fiscal 1998. Under Statement No. 115, the Company classifies all of its debt securities as available for sale and records them at fair value with unrealized holding gains and losses to be included as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available for sale securities are determined on the specific identification basis.

   INVENTORIES

   Inventories, consisting primarily of wireless handsets and accessories held for resale, are valued at lower of cost or market. Cost is determined by the first-in, first-out method.

   PROPERTY AND EQUIPMENT

   Property and equipment is stated at original cost and includes primarily computer equipment, software, and office equipment. Depreciation is calculated based on the straight-line method over the estimated useful lives of the respective assets. In connection with the construction of the PCS network, the Company capitalizes expenditures related to the design, construction, and microwave relocation. In addition, the Company capitalizes interest on expenditures related to the buildout of the network. Expenditures for repairs and maintenance are charged to expense as incurred.

   CONSTRUCTION IN PROGRESS

   Construction in progress includes expenditures for the design, construction and testing of the Companys PCS network and also includes costs associated with developing information systems. The Company capitalizes interest on certain of its construction in progress activities. Interest capitalized for the year ended December 31, 1998 totaled $3.5 million. When the assets are placed in service, the Company transfers the assets to the appropriate property and equipment category and depreciates these assets over their respective estimated useful lives.

   INVESTMENT IN PCS LICENSES

   Investments in PCS Licenses are recorded at their estimated fair value at the time of acquisition (See Notes 3 and 4).
   Licenses are amortized on a straight line basis over 40 years.

   DEFERRED TRANSACTION COSTS

   Costs incurred in connection with the negotiation and documentation of the AT&T transaction, are deferred and included in the aggregate purchase price allocated to the net assets acquired upon completion of the transaction.

   Costs incurred in connection with the negotiation and documentation of the bank financing and the Companys issuance of senior subordinated discount notes are deferred and amortized over the terms of the bank financing and notes using the effective interest rate method.

   LONG-LIVED ASSETS

   In accordance with SFAS No. 121, Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to be Disposed Of, the Company periodically evaluates the carrying value of long-term assets when events and circumstances warrant such review. The carrying value of a long lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than the carrying value. In that event a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long lived asset. Fair market value is determined by using the anticipated cash flows discounted at a rate commensurate with the risk involved. Measurement of the impairment, if any, will be based upon the difference between carrying value and the fair value of the asset. The Company has identified no such impairment losses.

   REVENUE RECOGNITION

   Revenues from operations primarily consist of charges to customers for monthly access, airtime, roaming charges, long-distance charges, and equipment sales. Revenues are recognized as services are rendered net of sales allowance. Unbilled revenues result from service provided from the billing cycle date to the end of the month and from other carriers customers using the Companys systems for the last half of each month. Equipment sales are recognized upon delivery to the customer and reflect charges to customers for wireless handset equipment purchases.

   INCOME TAXES

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

   FINANCIAL INSTRUMENTS

   The Company utilized derivative financial instruments to reduce its exposure resulting from fluctuations in interest rates. Amounts to be paid or received under interest rate swap agreements are accrued as interest rates change and are recognized over the life of the swap agreements as an adjustment to interest expense.

   ADVERTISING COSTS

   The Company expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $0 in 1997 and $643,000 in 1998.

   COMPREHENSIVE INCOME (LOSS)

   The Company adopted Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income (SFAS 130), effective January 1, 1998. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the change in equity of a business enterprise during a period from certain transactions and the events and circumstances from non-owner sources. For the periods presented in the accompanying combined statements of operations, comprehensive loss equals the amounts of net loss reported on the accompanying combined statements of operations.

   NEW ACCOUNTING PRONOUNCEMENTS

   In April 1998, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities (SOP 98-5). This statement requires that the costs of start-up activities, including organization costs, be expensed as incurred and is effective for fiscal years beginning after December 31, 1998. The Company has elected early adoption of this statement as of January 1, 1998. The initial application of the statement did not have a material effect on the Companys combined financial statements.

   In June 1997, the FASB issued Statement No. 131, Disclosure About Segments of an Enterprise and Related Information (SFAS
   131). This statement establishes additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS 131 and determined that there are no separate reportable segments, as defined by the standards.

   In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts and for hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The initial application of this statement is not expected to have a material effect on the Companys financial statements.

   (3)  AT&T TRANSACTION

   On October 8, 1997, Holdings entered into a Securities
   Purchase Agreement with AT&T Wireless PCS, Inc, a subsidiary of AT&T Corp.,and the other stockholders of Holdings, whereby the Company became the exclusive provider of wireless mobility services in the AT&T Southeast regions.

   On February 4, 1998, Holdings executed the Closing Agreement with AT&T and the other stockholders of Holdings, finalizing the transactions contemplated in the Securities Purchase Agreement. In accordance with the Closing Agreement, Holdings and AT&T and the other stockholders of Holdings consented that one or more of Holdings subsidiaries shall enter into certain agreements or conduct certain operations on the condition that such subsidiaries shall at all times be direct or indirect wholly-owned subsidiaries of Holdings and Holdings shall cause such subsidiaries to perform the obligations and conduct such operations required to be performed or conducted under those agreements.

   Under the Closing Agreement, Holdings issued equity to AT&T in exchange for 20 MHz A and B Block PCS licenses, which were contributed to the Company and certain other agreements covering certain areas in the southeastern United States. The fair value of the FCC licenses, as determined by an independent appraisal, was $92.8 million with an estimated useful life of 40 years.

   In connection with the closing of the AT&T transaction, the Company executed or was a party to certain agreements, including the following:

   STOCKHOLDERS AGREEMENT

   Resale Agreement

   Pursuant  to  the  Stockholders  Agreement,  the  Company   is
   required to enter into a Resale Agreement at the request of AT&T. Under this agreement, AT&T will be granted the right to purchase and resell on a nonexclusive basis access to and usage of the Companys services in the Companys Licensed Area. The Company will retain the continuing right to market and sell its services to customers and potential customers in competition with AT&T.

   The Resale Agreement will have a term of ten years and will renew automatically for successive one-year periods unless, after the eleventh anniversary thereof, either party elects to terminate the Resale Agreement. Furthermore, AT&T may terminate the Resale Agreement at any time for any reason on 180 days written notice.

   The Company has agreed that the rates, terms, and conditions of service, taken as a whole, provided by the Company to AT&T pursuant to the Resale Agreement, shall be at least as favorable as (or if permitted by applicable law, superior to) the rates, terms, and conditions of service, taken as a whole, provided by the Company to any other customer. Without limiting the foregoing, the rate plans offered by the Company pursuant to the Resale Agreement shall be designed to result in a discounted average actual rate per minute paid by AT&T for service below the weighted average actual rate per minute billed by the Company to its subscribers generally for access and air time.

   Neither party may assign or transfer the Resale Agreement or any of its rights thereunder without the other partys prior written consent, which will not be unreasonably withheld, except (a) to an affiliate of that party at the time of execution of the Resale Agreement, (b) by the Company to any of its operating subsidiaries, and (c) to the transferee of a partys stock or substantially all of its assets, provided that all FCC and other necessary approvals have been received.

   The Company expects to enter into the Resale Agreement upon commencement of its operations in the initial configuration or shortly thereafter.

   Exclusivity

   Under the Stockholders Agreement, none of the Stockholders will provide or resell, or act as the agent for any person offering, within the Territory mobile wireless telecommunications services initiated or terminated using Time Division Multiple Access and frequencies licensed by the FCC (Company Communications Services), except AT&T and its affiliates may (i) resell or act as agent for the Company in connection with the provision of Company Communications Services, (ii) provide or resell wireless telecommunications services to or from certain specific locations, and (iii) resell Company Communications Services for another person in any area where the Company has not placed a system into commercial service, provided that AT&T PCS has provided the Company with prior written notice of AT&T PCS intention to do so and only dual band/dual mode phones are used in connection with such resale activities. Additionally, with respect to the markets listed in the Roaming Agreement, each of the Company and AT&T agreed to cause their respective affiliates in their home carrier capacities to program and direct the programming of customer equipment so that the other party in its capacity as the serving carrier is the preferred provider in such markets, and refrain from inducing any of its customers to change such programming.

   Build-out

   The Company is required to conform to certain requirements regarding the construction of the Companys PCS system. In the event that the Company breaches these requirements, AT&T may terminate its exclusivity provisions.

   Disqualifying Transactions

   In the event of a merger, asset sale, or consolidation, as defined, involving AT&T and another person that derives annual revenues in excess of $5.0 billion, derives less than one third of its aggregate revenues from wireless telecommunications, and owns FCC licenses to offer mobile wireless telecommunication services to more than 25% of the population within the Companys territory, AT&T and the
   Company have certain rights. AT&T may terminate its exclusivity in the territory in which the other party overlaps that of the Company. In the event that AT&T proposes to sell, transfer, or assign to a non-affiliate its PCS system owned and operated in Charlotte, NC; Atlanta, GA; Baltimore, MD; and Washington, DC, BTAs, then AT&T will provide the Company with the opportunity for a 180 day period to have AT&T jointly market the Companys licenses that are included in the MTA that AT&T is requesting to sell.

   The  Stockholders  Agreement  expires  on  February  4,  2009.
   Certain provisions expire upon an initial public offering.

   LICENSE AGREEMENT

   Pursuant to a Network Membership License Agreement, dated February 4, 1998 (the License Agreement), between AT&T and the Company, AT&T granted to the Company a royalty-free, nontransferable, nonsublicensable, limited right, and license to use certain Licensed Marks solely in connection with certain licensed activities. The Licensed Marks include the logo containing the AT&T and globe design and the expression Member, AT&T Wireless Services Network. The Licensed Activities include (i) the provision to end-users and resellers, solely within the Territory, of Company Communications Services on frequencies licensed to the Company for Commercial Mobile Radio Services (CMRS) provided in accordance with the AT&T Agreement (collectively, the Licensed Services) and (ii) marketing and offering the Licensed Services within the Territory. The License Agreement also grants to the Company the right and license to use Licensed Marks on certain permitted mobile phones.

   The License Agreement contains numerous restrictions with respect to the use and modification of any of the Licensed
   Marks. Furthermore, the Company is obligated to use commercially reasonable efforts to cause all Licensed Services marketed and provided using the Licensed Marks to be of comparable quality to the Licensed Services marketed and provided by AT&T and its affiliates in areas that are comparable to the Territory taking into account, among other things, the relative stage of development of the areas. The License Agreement also sets forth specific testing procedures to determine compliance with these standards, and affords the Company with a grace period to cure any instances of alleged noncompliance therewith.

   The Company may not assign or sublicense any of its rights under the License Agreement; provided, however, that the License Agreement may be assigned to the Companys lenders under the Credit Facility (see note 9) and after the expiration of any applicable grace and cure periods under the Credit Facility, such lenders may enforce the Companys rights under the License Agreement and assign the License Agreement to any person with AT&Ts consent.

   The term of the License Agreement is for five years (the Initial Term) and renews for an additional five-year period if neither party terminates the Agreement. The License Agreement may be terminated by AT&T at any time in the event of a significant breach by the Company, including the Companys misuse of any Licensed Marks, the Company licensing or assigning any of the rights in the License Agreement, the Companys failure to maintain AT&Ts quality standards, or a change in control of the Company occurs.

   After  the  Initial Term, AT&T may also terminate the  License
   Agreement   upon   the  occurrence  of  certain   transactions
   described in the Stockholders Agreement.

   The License Agreement, along with the Exclusivity and Resale Agreements, have a fair value of $20.3 million, as determined by an independent appraisal, with an estimated useful life of 10 years. Amortization commenced upon the effective date of the agreement.

   ROAMING AGREEMENT

   Pursuant to the Intercarrier Roamer Service Agreement, dated as of February 4, 1998 (as amended the Roaming Agreement), between AT&T Wireless Services, Inc. and the Company, each of AT&T and the Company agrees to provide (each in its capacity as serving provider, the Serving Provider) mobile wireless radiotelephone service for registered customers of the other partys (the Home Carrier) customers while such customers are out of the Home Carriers geographic area and in the geographic area where the Serving Carrier (itself or through affiliates) holds a license or permit to construct and operate a mobile wireless radio/telephone system and station. Each Home Carrier whose customers receive service from a Serving Carrier shall pay to such Serving
   Carrier 100% of the Serving Carriers charges for wireless service and 100% of pass-through charges (i.e., toll or other charges). Except with respect to the Norfolk BTA, each Service Carriers service charges per minute or partial minute for the first 3 years will be fixed at a declining rate, and thereafter will be equal to an adjusted average home rate or such lower rate as the parties negotiate from time to time; provided, however, that with respect to the Norfolk BTA, the service rate is equal to the lesser of (a) $0.25 per minute and (b) the applicable home rate of AT&T PCS, or such other rate as agreed to by the parties. Each Service Carriers toll charges per minute of use for the first 3 years will be fixed at a declining rate and thereafter, such other rates as the parties negotiate from time to time.

   The Roaming Agreement has a term of 20 years, unless earlier terminated by a party due to the other partys uncured breach of any term of the Roaming Agreement, the other partys license or permit to provide CMRS.

   Neither party may assign or transfer the Roaming Agreement or any of its rights thereunder except to an assignee of all or part of its license or permit to provide CMRS, provided that such assignee expressly assumes all or the applicable part of the obligations of such party under the Roaming Agreement.

   The fair value of the Roaming Agreement, as determined by an independent appraisal, was $5.5 million, with an estimated useful life of 20 years. Amortization commenced upon the effective date of the agreement.

(4)  ACQUISITIONS

   Myrtle Beach Acquisition

   On June 30, 1998, the Company acquired an existing cellular system (the Myrtle Beach System) which serves the South Carolina 5--Georgetown Rural Service Area (the SC-5) for a purchase price of approximately $164.5 million from Vanguard Cellular Systems. The Company has integrated the Myrtle Beach System into its planned PCS Network. As a result of the acquisition, the Company is no longer considered a development stage enterprise under SFAS No. 7. The effects of the acquisition have been presented using the purchase method and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon managements best estimate of their fair value.

   The  purchase  price was allocated to the net assets  acquired with  approximately $116 million allocated to Licenses with  a
   useful   life  of  40  years  and  approximately  $20  million
   allocated to Subscriber List with a useful of 5 years.

   Results of operations after the acquisition date are included in the Statement of Operations from July 1, 1998. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place on January 1, 1997. The pro forma information includes adjustments to interest expense that would have been incurred to finance the purchase, additional depreciation based on the fair market value of the property, plant and equipment acquired, and the amortization of intangibles arising from the transaction.

                                   1997       1998
                                           unaudited

        Net revenues                $23,608   $31,116
        Net loss                    $47,336   $40,065


   Norfolk Acquisition

   On December 31, 1998, the Company acquired from AT&T (the Norfolk Acquisition) (i) an FCC license to use 20MHz of authorized frequencies to provide broadband PCS services throughout the entirety of the Norfolk, Virginia BTA and (ii) certain assets of AT&T used in the operation of the PCS system in such BTA for an aggregate purchase price of approximately $111 million, including $14.6 million of Series D Preferred Stock of Holdings, which was subsequently contributed to the Company. The excess of the aggregate purchase price over the fair market value of tangible net assets acquired of approximately $46.3 million is attributed to licenses and is being amortized over 40 years. The build-out of the network relating to the Norfolk Acquisition, including the installation of a switch, has been substantially completed. The Company has commenced PCS service in the Norfolk BTA in the first quarter 1999. The purchase price allocation is preliminary at December 31, 1998 and is expected to be finalized in the first quarter of 1999.


(5)  PROPERTY AND EQUIPMENT

                                               December 31,      Depreciable
                                              1997      1998       Lives
                                                  ($000s)

   Land                                          $-     $313
   Network infrastructure and equipment           -   34,147     10-12 years
   Office furniture and equipment               121   17,642      3-5 years
   Capital lease assets                           -    2,263
   Construction in progress                     357  145,667
                                              -----  -------
                                                478  200,032
Accumulated depreciation and amortization        (5)  (1,079)
                                              -----  -------
    Property, plant, and equipment, net        $473 $198,953
                                              =====  =======


The depreciable life of capital lease assets is based upon the life of the underlying asset or the life of the lease, whichever is shorter.

(6)  INTANGIBLE ASSETS

                                        December 31,      Amortizable
                                        1997       1998      Lives
                                             ($000s)
   AT&T License                           $-      $95,248     40 years
   AT&T Agreements                         -       26,026     10 - 20 years
   Myrtle Beach License                    -      116,252     40 years
   Norfolk License                         -       46,299     40 years
   Subscriber  Lists                       -       20,000      5 Years
   Bank Financing                       1,249      10,994      8.5 - 10 years
                                       ------     -------
                                        1,249     314,819
   Accumulated amortization               -        (6,552)
                                       ------     -------
   Other assets, net                    1,249     308,267
                                       ======     =======

Amortization charged to operations for the year ended December
31, 1998 totaled $5,589.

(7)  SHORT-TERM DEBT

   Convertible Notes

   At various dates in 1997, certain private equity investors provided $1.6 million in financing to L.L.C. in the form of convertible promissory notes. The notes originally bore interest at 14% annually, payable at maturity. On January 15, 1998, L.L.C. assigned the notes to the Company. The Company, in conjunction with Holdings and the noteholders, subsequently negotiated a revised arrangement under which no interest would be paid on the notes, which became convertible into approximately $3.2 million worth of Holdings Series C preferred stock. The conversion of L.L.C. notes into Holdings equity occurred on February 4, 1998. The $1.6 million preferred return to the investors was accounted for as a financing cost during the period the notes were outstanding.

   Noninterest bearing loans

   During 1997, Holdings Cash Equity Investors provided short-term financing in the form of $11.8 million noninterest-bearing loans, which were advanced to the Company. Pursuant to the Closing Agreement, such loans were converted to equity of Holdings as a reduction of the requirements of the initial cash contribution. Concurrently, Holdings contributed these funds to the Company, which has recorded the transaction as additional paid in capital on the date of the contribution.

   (8)  LONG TERM DEBT

                                              December 31,
                                           1997      1998

    Bank credit facility                    $-      $150,000
    Senior subordinated debt                 -       313,648
                                          ----      --------
                                             -       463,648
    Current portion of long-term debt        -           -
                                          ----      --------
    Long-term debt                          $-      $463,648
                                          ====      ========

   The weighted average interest rate for total debt outstanding during December 31, 1998 was 10.33%. The average rate at December 31, 1998 was 10.16%.

   (9)  BANK CREDIT FACILITY

   On February 3, 1998, (the Credit Facility Effective Date), the Company entered into a Credit Agreement (as amended from time to time, the Credit Facility), with Holdings, The Chase Manhattan Bank, as Administrative Agent, and certain banks and other financial institutions party thereto. The Credit Facility provides for (i) a $175.0 million senior secured term loan (the Tranche A Term Loan) which may be drawn in installments at any time through the third anniversary of the Credit Facility Effective Date and matures on the date that is eight and one-half years from the credit Facility Effective Date, (ii) a $150.0 million senior secured term loan (the Tranche B Term Loan and, together with the Tranche A Term Loan, the Term Loans) which matures on the date that is nine and one-quarter years from the Credit Facility Effective Date, and (iii) a $100.0 million senior secured revolving credit facility (the Revolving Credit Facility and, together with the commitments to make the Term Loans, the Facilities) which matures on the date that is eight and one-half years from the Credit Facility Effective Date.

   The commitment to make loans under the Revolving Credit Facility (Revolving Credit Loans and, together with the Term Loans, the Loans) automatically and permanently reduces, beginning on the date that is six years and six months after the Credit Facility Effective Date, in eight quarterly reductions (the amount of each of the first two reductions, $5.0 million, the next four reductions, $10.0 million, and the last two reductions, $25.0 million). The Tranche A Term Loans are required to be repaid, beginning on the date that is four years after the Credit Facility Effective Date, in eighteen consecutive quarterly installments (the amount of each of the first four installments, $4,375,000, the next four installments, $6,562,500, the next four installments $8,750,000, the next four installments, $10,937,500, and the last two installments, $26,250,000). The Tranche B Term Loans are required to be repaid beginning on the date that is four years after the Credit Facility Effective Date, in twenty-one consecutive quarterly installments (the amount of the first sixteen installments, $375,000, the next four installments $7.5 million, and the last installment, $114.0 million).

   Interest on all loans accrue, at the Companys option, either at (i) (a) a LIBOR rate, a defined in the Credit Facility plus (b) the Applicable Rate (as defined below) (Loans bearing interest described in (i), Eurodollar Loans) or (ii)
   (a) the higher of (1) the Administrative Agents prime rate and (2) the Federal Funds Effective Rate (as defined in the Credit Facility) plus 0.5%, plus (b) the Applicable Rate (Loans bearing interest described in (ii), ABR Loans). Interest on any overdue amounts will be at a rate per annum equal to 2% plus the rate otherwise applicable to such amounts. The Applicable Rate means, with respect to Tranche B Term Loans, 1.75% per annum, in the case of an ABR Loan, and 3.00% per annum, in the case of a Eurodollar Loan, and, with respect to Tranche A Term Loans and Revolving Credit Loans, a rate between 0.0% to 1.25% per annum (depending on the level of the Companys ratio of debt to earnings before income taxes, depreciation, and amortization (EBITDA) in the case of an ABR Loan, and a rate between 1.00% and 2.25% per annum (depending on the level of the Companys ratio of debt to EBITDA), in the case of a Eurodollar Loan.

   The  Credit  Facility  requires an annual  commitment  fee  of between 0.375% and 0.50% (depending on the level of the Companys ratio of debt to EBITDA) of the unused portion of the Facilities payable quarterly in arrears and a separate agents fee payable to the Administrative Agent. The Credit Facility also requires the Company to fix or limit the interest cost with respect to at least 60% (as amended in July 1998) of the total amount of the outstanding indebtedness of the Company. The Company incurred commitment fees of $2.0 million in 1998. At December 31, 1998, approximately 84% of the Companys outstanding debt was fixed.

   The Term Loans are required to be prepaid and commitments under the Revolving Credit Facility reduced in an aggregate amount equal to (i) 50% of excess cash flow of each fiscal year commencing the fiscal year ending December 31, 2001,
   (ii) 100% of the net proceeds of asset sales, in excess of a yearly threshold, outside the ordinary course of business or unused insurance proceeds, (iii) 100% of the net cash proceeds in excess of the initial $150.0 million of issuances of debt obligations and (iv) 50% of the net cash proceeds of issuances of equity securities (other than in connection with the Equity Commitments); provided, that the prepayments and reductions set forth under clauses (iii) and (iv) will not be required if, after giving effect to such issuance, (a) the Companys ratio of senior debt to EBITDA would be less than 5 to 1 and (b) the Company would be in pro forma compliance with certain covenants in the Credit Facility.

   All obligations of the Company under the Facilities are unconditionally and irrevocably guaranteed (the Bank Facility Guarantees) by Holdings and each existing and subsequently acquired or organized domestic subsidiary of the Company. The Facilities and the Bank Facility Guarantees, and any related hedging contracts provided by the lenders under the Credit Facility, are secured by substantially all of the assets of the Company and each existing and subsequently acquired or organized domestic subsidiary of the Company, including a first priority pledge of all of the capital stock held by the Company or any of its subsidiaries; provided that the pledge of shares of foreign subsidiaries may be limited to 65% of the outstanding shares of such foreign subsidiaries. The PCS Licenses will be held by one or more single purpose subsidiaries of the Company and will not be pledged to secure the obligations of the Company under the Credit Facility, although the equity interests of such subsidiaries will be pledged thereunder. Each single purpose subsidiary will not be allowed by the Company to incur any liabilities or obligations other than the Bank Facility Guarantee issued by it, the security agreement entered into by it in connection with the Credit Facility, and, in the case of any single purpose subsidiary established to hold real estate, liabilities incurred in the ordinary course of business of such subsidiary which are incident to being the lessee of real property of the purchaser, owner of lessee of equipment and taxes and other liabilities incurred in the ordinary course in order to maintain its existence.

   The Credit Facility contains covenants customary for facilities and transactions similar to the Credit Facility, including covenants relating to the amounts of indebtedness that the Company may incur, limitations on dividends and distributions on, and redemptions and repurchases of, capital stock and other similar payments and various financial maintenance covenants. The Credit Facility also contains covenants relating to the population covered by the Companys network and number of customers and customary representations, warranties, indemnities, conditions precedent to borrowing, and events of default.

   Loans under the Credit Facility are available to fund capital expenditures related to the construction of the Companys PCS network, the acquisition of related businesses, working capital needs of the Company, and customer acquisition costs. All indebtedness under the Credit Facility will constitute Senior Debt under the Companys 11% Senior Subordinated Discount Notes.

   The terms of the Credit Facility originally allowed the Company to incur only $150 million of indebtedness pursuant to the issuance of Subordinated Debt (as defined in the Credit Facility). In April 1998, the Company negotiated an amendment to the Credit Facility, which included provisions that (i) permit certain acquisitions (note 4); (ii) permit up to a total of $450 million in high yield debt; and (iii) exclude the equity issuances associated with certain acquisitions from the mandatory prepayment requirement.

   (10) SUBORDINATED DEBT

   On May 7, 1998, the Company completed an offering (the Offering) of $512 million of 11% Senior Subordinated Discount Notes (the Notes), pursuant to Rule 144A of the Securities Act of 1933, as amended. The net proceeds of the Offering (after deducting an Initial Purchasers Discount of $9 million) were approximately $291 million. The Company has used and intends to use the net proceeds from the Offering, together with the Capital Contributions (note 15) and borrowings under the Credit Facility, to fund: (i) capital expenditures, including the build-out of its PCS network;
   (ii) the Myrtle Beach acquisition and the Norfolk acquisition (note 4); (iii) working capital as required; (iv) operating losses; (v) general corporate purposes, and (vi) potential acquisitions.

   Cash interest will not accrue prior to May 1, 2003. Commencing on November 1, 2003, cash interest will be payable semiannually. Each Note was offered at an original issue discount (Initial Purchasers Discount). Although cash interest will not be paid prior to May 1, 2003, the original issue discount will accrue from the issue date to May 1, 2003.

   The Notes are not redeemable prior to May 1, 2003, except as set forth below. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after May 1, 2003 and prior to maturity at the following redemption prices (expressed as percentages of principal amount), plus accrued interest, if any, up to but excluding the redemption date, if redeemed during the 12-month period beginning on May 1 of the years indicated:

                 YEAR                  PERCENTAGE

                 2003                    105.50%
                 2004                    103.67
                 2005                    101.84
                 2006 and thereafter     100.00

   In addition, on or prior to May 1, 2001, the Company may redeem up to 35% of the principal amount at maturity of Notes issued under the Indenture at a redemption price equal to 111% of the accreted value at the redemption date with the net proceeds of one or more equity offerings of qualified stock of (a) the Company, (b) Holdings, or (c) a special purpose corporation formed to own qualified stock of the Company or Holdings, provided that at least 65% of the aggregate principal amount at maturity of Notes issued under the Indenture would remain outstanding immediately after giving effect to such redemption.

   Upon  a  change  in  control, each holder  of  the  Notes  may require the Company to repurchase such Holders Notes, in whole or in part, at a purchase price equal to 101% of the accreted value thereof or the principal amount at maturity, as applicable plus accrued and unpaid interest to the purchase date.

   The debt principal begins to mature in 2003 and is fully repaid in 2008.

   (11) INCOME TAXES

   Income tax expense (benefit) consists of the following:

     Year ended December 31, 1998:      Current  Deferred    Total

                              Federal      $-   $(7,054)   $(7,054)
                                         ----   -------     ------
                              State        $-     $(482)     $(482)
                                         ----   -------     ------
                                           $-   $(7,536)   $(7,536)
                                         ====   =======     ======

The income tax expense (benefit) differs from those computed using the statutory U.S. Federal income tax rate as set forth below.

                                                     1997    1998

    U.S. Federal statutory rate                     35.00%   35.00%
    State income taxes, net of federal benefit          -     0.80%
    Change in valuation allowance                  (35.00%) (16.56%)
    Other, net                                          -   ( 0.53%)
                                                   -------  -------
             Effective Tax Rate                       0.00%   18.71%
                                                   =======  =======

  The tax effects of significant temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows.

                                              1997    1998
    Deferred tax assets
    Non-deductible accrued liabilities         $491   $1,049
    Capitalized start up costs                1,093    2,736
    Net operating loss carryforward              -    16,022
                                             ------   ------
                                              1,584   19,807
    Valuation allowance                      (1,584)  (8,506)
                                             ------   ------
             Net deferred tax assets             -    11,301
                                                      ------
    Deferred tax liabilities
    Intangible assets                            -    21,438
    Capitalized interest                         -     1,150
    Others                                       -       376
                                            ------    ------
             Deferred tax liabilities            -    22,964
                                            ------    ------
    Net deferred tax liabilities                $-   $11,663
                                            ======    ======

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Because the Company does not have an operating history, management has only considered the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment. Based upon the assessment, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets, net of the existing valuation allowance at December 31, 1998. The Company recorded a Deferred tax liability of $17,771 in connection with the contribution of licenses pursuant to the AT&T Transaction (note 3).

   (12) FAIR VALUE OF FINANCIAL INSTRUMENTS

   Fair value estimates, assumptions, and methods used to estimate the fair value of the Companys financial instruments are made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. The Company has used available market information to derive its estimates. However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts the Company could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts.

                                                     December 31,
                                              1997                  1998
                                                       ($000s)
                                  Carrying  Estimated     Carrying  Estimated
                                   Amount   Fair Value     Amount  Fair Value

   Cash and cash equivalents    $11,362     $11,362       $146,172   $146,172
   Marketable securities              -           -         23,612     23,612
   Accounts and notes
    receivable                        -           -        3,102        3,102
   Accounts payable               1,581       1,581       25,256       25,256
   Accrued expenses               1,016       1,016        7,365        7,365
   Capital leases                     -           -        2,322        2,322
   Interest rate risk
    management agreements             -           -            -          623
   Long-term debt
    Subodinated debt                  -           -      313,648      239,355
    Bank term loan                    -           -      150,000      150,000


 CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND
   ACCRUED EXPENSES - The carrying amounts of these items are a reasonable estimate of their fair value due to the short-term nature of the instruments.

   MARKETABLE SECURITIES - The fair value of these securities are estimated based on quoted market prices. At December 31, 1998, marketable securities consist of the following:

                                                                 Unrealized
                                                 Cost Fair  Value  Gain(Loss)

                                                  ($000s)  ($000s)   ($000s)
   Available for sale securities:
   Debt securities due in one year or less       $23,612   $23,612       $-


   LONG-TERM DEBT - Long-term debt is comprised of subordinated debt, bank term loan, and capital leases. The fair value of subordinated debt is stated at quoted market value. The carrying amount of the bank term loan is a reasonable estimate of its fair value. Capital leases are recorded at their net present value, which approximates fair value.

   INTEREST RATE RISK MANAGEMENT AGREEMENTS - The Company enters into interest rate protection agreements to lock in interest rates on the variable portion of its debt. The Company does not use these agreements for trading or other speculative purposes, nor is it a party to any leveraged derivative instrument. Although these agreements are subject to fluctuations in value, they are generally offset by fluctuations in the value of the underlying instrument or anticipated transaction.

   In an interest rate swap, the Company agrees to exchange, at specified intervals, the difference between a variable interest rate (based on 3 month Libor) and either a fixed or another variable interest rate calculated by reference to an agreed-upon notional principal amount. The resulting rate differential is reflected as an adjustment to interest expense over the life of the swap. The Company did not exercise this swap during 1998; at December 31, 1998, the Company would receive $23,000 to settle these agreements.

   The following table summarizes the Companys off-balance sheet interest rate swap agreements at December 31, 1998:

                              Notional  Fair             Pay Rate    Receive
                               Amount  Value   Maturity (Fixed) Rate(Variable)
                              ($000s) ($000s)           ($000s)    ($000s)

Pay fixed rate, receive
  floating rate
                              $35,000   $254     12/03    4.805%     5.156%
Pay fixed rate, receive
  floating rate
                              $40,000   $369     12/03    4.760%     5.156%

Payments under each agreement are quarterly, commencing March 1999 and ending December 2003.

(13)  RELATED-PARTY TRANSACTIONS

   The Company is associated with Triton Cellular Partners L.P. (Triton Cellular) by virtue of certain management overlap and the sharing of leased facilities. As part of this association certain costs are incurred on behalf of Triton Cellular and subsequently reimbursed to the Company. Such costs totaled $482,000 during 1998. In addition, under agreement between the Company and Triton Cellular, allocations for management services rendered are charged to Triton Cellular. Such allocations totaled $469,000 during 1998. The outstanding balance at December 31, 1998 was $951,000. The Company expects settlement of these outstanding charges during 1999.

(14)  COMMITMENTS & CONTINGENCIES

   Leases

   The Company has entered into various leases for its offices, land for cell sites, cell sites, and furniture and equipment under capital and operating leases expiring through 2010. The Company has various capital lease commitments of approximately $2.4 million as of December 31, 1998. As of December 31, 1998, the future minimum rental payments under these lease agreements having an initial or remaining term in excess of one year were as follows:

                                              Operating Capital
                                                     ($000)
    1999                                        6,484     474
    2000                                        6,305     614
    2001                                        5,962     600
    2002                                        5,849     578
    2003                                        4,397     434
    Thereafter                                  1,724       -
                                               ------   -----
    Total                                      30,721   2,700
    Interest expense                                      378
                                                       ------
    Net present value of future payments                2,322
    Current portion of capital lease obligation           281
                                                       ------
                                                        2,041
                                                       ======

Rent expense under operating leases was $3.0 million for the year ended December 31, 1998 and $59,000 for the period from March 6, 1997 to December 31, 1997, respectively.

   Employment Agreements

   In   1998,  the  Company  entered  into  five-year  employment
   agreements with three of its officers. The employment agreements provide for minimum aggregate annual compensation of $795,000 for the years 1999 through 2001, as well as annual bonuses based upon performance. The employment agreements also provide that in the event that the officers are terminated, certain liabilities will be incurred by the Company. Also, upon death or disability of the officers, the Company will be required to make certain payments.

(15)   CAPITAL CONTRIBUTIONS

   On February 4, 1998, pursuant to the Securities Purchase Agreement, Holdings issued $140.0 million of equity to certain institutional investors and management stockholders. The Securities Purchase Agreement requires the institutional investors and management stockholders to fund their unconditional and irrevocable obligations in installments in accordance with the following schedule:

            DATE DUE                                           AMOUNT
                                                             ($MILLIONS)

Initial closing (funded on February 4, 1998)                     $45.0
First anniversary of initial closing (funded February 4, 1999)    35.0
Second anniversary of initial closing                             35.0
Third anniversary of initial closing                              25.0
                                                               -------
                                                                $140.0
                                                               =======

   Pursuant to the Securities Purchase Agreement, the initial cash contribution and the unfunded commitments are required to be made to Holdings. Pursuant to the Closing Agreement, Holdings has directed that all cash contributions subsequent to the initial cash contribution be made directly to the Company.

   As of December 31, 1998, Holdings received $49.3 million of additional equity contributions, of which $35.0 million related to the acquisition of the Myrtle Beach System (see note 4), and $14.3 million related to the Norfolk Acquisition (see note 4). These funds were concurrently contributed to the Company. As of December 31, 1998, Holdings had outstanding equity commitments of $2.2 million related to the Norfolk Acquisition, which were received in January 1999.

   Common Stock

   On October 2, 1997, the Company issued 100 shares of its common stock to Holdings. No additional shares were issued during 1998.

   L.L.C. Members Capital

   Members capital contributions are recorded when received. Total committed capital at December 31, 1998 was $1.00. Cash available for distribution will be made in proportion to their capital accounts. Allocation of income, gains, losses, and deductions will be in proportion to their capital accounts.

 (16)   401(K) SAVINGS PLAN

   The Company sponsors a 401(k) Savings Plan which permits employees to make contributions to the Savings plan on a pre-tax salary reduction basis in accordance with the Internal Revenue Code. Substantially all full-time employees are eligible to participate in the next quarterly open enrollment after 90 days of service. The Company matches a portion of the voluntary employee contributions. The cost of the Savings Plan charged to expense was $65,000 and in 1998.

(17)  SUPPLEMENTAL CASH FLOW INFORMATION
                                                          1997     1998
                                                             ($000s)

Cash paid during the year for interest,
  net of amounts capitalized                               $-    $8,150
Cash paid during the year for income taxes                  -         -

Noncash Investing and Financing Activities
Equipment acquired under capital lease obligations          -     2,529
Interest capitalized                                        -     3,538
Capital contribution from parent in connection
  with conversion of short term debt to equity              -     13,362
Capital contribution from parent related to
  Norfolk Acquisition                                       -     14,555
Capital contribution from parent related to
  AT&T transaction net of deferred taxes                    -    100,947
Capital expenditures included in accounts payable           -     21,027


(18)       FINANCIAL STATEMENT ADJUSTMENT

     The Companys combined financial statements as of and for the year ended December 31, 1998 as originally presented have been adjusted to reflect deferred compensation related to the issuance of 75,077 shares of common stock of Holdings to employees. In February 1998 Holdings granted 16,876 shares of restricted stock to certain employees. Deferred compensation for the stock granted to employees of $307,000, net of $30,671 for forfeited shares was recorded in 1998 in connection with the adjustment based on the estimated fair value at the time of issuance. In June 1998 and December 1998 additional shares of 32,261 and 25,940, respectively, were issued to certain employees as anti-dilutive protection related to capital contributions received by Holdings for the Myrtle Beach and Norfolk transactions. Deferred compensation of $2,849,000 and $2,334,000, respectively, was recorded for stock granted to employees, net of forfeitures in connection with the adjustment. Deferred compensation will amortize into income as it vests over five years, and $1,120,000 was amortized into income for the period ended December 31, 1998. The following is a reconciliation of the adjusted amounts:


                                         As originally
                                           Presented   Adjustment  As Adjusted
                                            ($000s)
Balance Sheet at December 31, 1998:
   Additional paid in capital                $211,560    $5,490   $217,050
   Accumulated deficit                         35,581     1,120     36,701
   Deferred compensation                            -     4,370      4,370

1998 Statement of Operations:
   Non-cash compensation                            -    $1,120     $1,120
   Net loss                                   $31,620     1,120     32,740


ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

    NONE

Part III

EXECUTIVE OFFICERS AND DIRECTORS

The table below sets forth certain information regarding the directors of Holdings and the executive officers of Triton License Company and certain executive officers of Tritons subsidiaries. Triton is a wholly-owned subsidiary of Holdings.

NAME                   AGE   POSITION
Michael Kalogris        50   Chairman of the Board of Directors and
                             Chief Executive Officer
Steven Skinner          57   President, Chief Operating Officer and
                             Director
Clyde  Smith            60   Executive Vice President and Chief Technical
                             Officer
David  Clark            34   Senior  Vice  President,  Chief  Financial
                             Officer and Secretary
Steven McNulty          46   President and General Manager of the Mid-
                             Atlantic Region
Michael  Mears          44   President and General Manager  of  the
                             South Carolina Region
Scott Anderson          40   Director
John Beletic            47   Director
Arnold Chavkin          48   Director
Mary Hawkins Key        48   Director
John Watkins            36   Director

MICHAEL KALOGRIS has been Chairman and Chief Executive Officer of the Company since its inception. Mr. Kalogris was previously President and Chief Executive Officer of Horizon Cellular Group which he joined October 1, 1991. Under Mr. Kalogris leadership, Horizon became the fifth largest independent non-wireline company in the United States, specializing in suburban markets and small cities encompassing approximately 3.2 million Pops, and was sold for approximately $575.0 million. Prior to joining Horizon, Mr. Kalogris served as President and Chief Executive Officer of
Metrophone of Philadelphia, a non-wireline carrier in Philadelphia. Metrophone was acquired by Comcast Corporation for over $1.1 billion. Prior to joining Metrophone, Mr. Kalogris worked at IBM. Mr. Kalogris is a member of the Board of Directors of General Magic, Inc.

STEVEN SKINNER has served as President, Chief Operating Officer and a Director of the Company since its inception. Mr. Skinner previously served as the Vice President of Operations and Chief Operating Officer of Horizon beginning in May of 1993. From March 1992 to May 1993, Mr. Skinner served as Vice President of Acquisitions for Horizon. From January 1991 to March 1992 he served as a consultant in the area of cellular acquisitions to Norwest Venture Capital Management, Inc. and others. From August 1987 to January 1991 he served as President and General Manager of Houston Cellular Telephone Company. Prior to 1987 he served as a General Manager of Cybertel, Inc., a non-wireline carrier serving St. Louis. Mr. Skinner has also been active in the National CellularOne Group, most recently acting as Chairman of the Advisory Committee.

CLYDE SMITH has served as the Executive Vice President and Chief Technical Officer of the Company since January 1998. Mr. Smith previously served as Vice President and Chief Technical officer of ALLTEL Communications Inc. from January 1993 to January 1998, where he oversaw the expansion and migration of its wireless network to include digital and wireless data technologies. Prior to joining ALLTEL, Mr. Smith served as Director of Wireless Technologies for Bell Atlantic Mobile Systems, where he was responsible for the evaluation of new technologies. Mr. Smith is active in industry organizations, having served as the Chairman of the Cellular Telecommunications Industry Association Chief Technical Officers Forum. In addition, Mr. Smith served as Secretary/Treasurer of the CDMA Development Group.

DAVID CLARK has served as Senior Vice President, Chief Financial Officer and Secretary of the Company since its inception. Prior to joining Triton, he was a Managing Director at Furman Selz L.L.C. specializing in communications finance, which he joined in March 1996. Prior thereto, Mr. Clark spent over ten years at Citibank N.A. and Citicorp Securities Inc. as a lending officer and a high yield finance specialist.

STEVEN MCNULTY has served as President and General Manager of the Companys Mid Atlantic region since July 1998. Prior to joining Triton, he was Vice President Central / West Operations with United States Cellular in Chicago, Illinois. Mr. McNulty previously served as Vice President of Marketing for ALLTEL Communications from January 1994 to June 1998.

MICHAEL MEARS has served as President and General Manager of the Companys South Carolina region since its inception. Mr. Mears previously served as the Vice President and General Manager of American Telecommunications Inc. from June 1995 until April 1997. Prior to that Mr. Mears was the Regional and Area General Manager of GTE Corp., serving in that capacity from 1992 October 1991 to June 1995. From 1986 to 1992 Mr. Mears served as Regional and Area General Manager for Providence Journal Co.

SCOTT ANDERSON has served as a member of the Board of Directors of Holdings since February 1998. He is currently a member of the Board of Directors of PriCellular Corporation, Wireless Facilities, Inc., and Tegic Corp. and a principal of Cedar Grove Partners, LLC. Mr. Anderson was previously Senior Vice President for Acquisitions and Development at AT&T Wireless Services, Inc. (formerly McCaw Cellular Communications, Inc.), which he joined in 1986, and a director of Horizon.

JOHN BELETIC has served as a member of the Board of Directors of Holdings since February 1998. Mr. Beletic currently serves as Chairman and Chief Executive Officer of Pagemart Wireless Inc., which he joined in March 1992. He currently also serves as a director of Pulsepoint Communications, Inc., PCIA and President of the Paging Leadership Association.

ARNOLD CHAVKIN has served as a member of the Board of Directors of Holdings since February 1998. Mr. Chavkin is also a member of the advisory board of Triton Cellular Partners, L.P. and a director of American Radio Systems Corp., American Tower Systems, Bell Sports Corporation, Patina Oil & Gas Corporation, R&B Falcon Corporation, Wireless One, Inc. and U.S. Silica Company. He also serves on the Advisory Investment Boards of Richina Group, the Indian Private Equity Fund and the Southeast Asian Investment Fund. Mr. Chavkin has been a General Partner of Chase Capital
Partners since January 1992. Prior to joining Chase Capital Partners, he was a member of Chemical Banks merchant banking group and a generalist in its corporate finance group specializing in mergers and acquisitions and private placements for the energy industry.

     MARY HAWKINS KEY has served as a member of the Board of Directors of Holdings since January 1999. Ms. Hawkins Key is the Senior Vice President of Partnership Operations for AT&T Wireless Services. Partnership operations include AT&Ts proportionate interests in active 850 MHz cellular markets (such as Bay Area Cellular Telephone), strategic alliances such as Rogers Cantel, and AT&Ts equity participation in affiliated new PCS businesses which are members of the AT&T Wireless Network. Ms. Hawkins Key leads the multi-disciplinary team which provides guidance, consulting and assistance to partnership operations in virtually every area of the business. Ms. Hawkins Key joined AT&T Wireless Messaging Division in 1995, and subsequently became Chief Operating Officer for the 1100 employee division. While in this role, Ms. Hawkins Key served as business leader of the team responsible for spinning off the Messaging business unit.

     JOHN WATKINS has served as a member of the Board of Directors of Holdings since February 1998. Mr. Watkins serves as a member of the advisory board of

FrontierVision Partners L.P. and Triton Cellular Partners L.P. Mr. Watkins is also a Managing Director and an officer of J.P. Morgan Capital Corporation. Previously, Mr. Watkins was a director of Horizon, Prism Radio Partners, L.P. and Inference Corp.

                     EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning the compensation paid by the Company for the years ended December 31, 1997 and 1998 to the Chief Executive Officer of the Company and to each of the Companys other four most highly compensated executive officers (the Named Executive Officers).

                   SUMMARY COMPENSATION TABLE

                            ANNUAL COMPENSATION        LONG TERM COMPENSATION
                                                       RESTRICTED
                                                         STOCK    ALL OTHER
 NAME           PRINCIPAL POSITION  YEAR  SALARY  BONUS  AWARD COMPENSATION(1)

Michael         Chairman of the
  Kalogris        Board of Directors
                  and Chief Executive
                  Officer           1998 $350,000 $350,000              -
                                    1997  228,619  350,000              -

Steven Skinner  President and Chief 1998  225,000  225,000              -
                  Operating Officer 1997  148,712  225,000          1,996

David Clark     Senior Vice
                  President,        1998  190,000  190,000              -
                  Chief Financial
                  Officer and
                  Secretary         1997 122,243   165,000         83,188

Clyde Smith     Executive Vice
                  President         1998 205,051   220,000              -
                  And Chief
                  Technical Officer 1997       -         -         25,842

David
  Standig (2)   Senior Vice President
                  of Marketing      1998 156,962    82,500              -
                                    1997       -         -              -


(1) All Other Compensation includes relocation and related expenses. (2) Mr. Standig resigned from the Company on March 1,
1999 (effective March 26, 1999).

EMPLOYMENT AGREEMENTS

     On February 4, 1998, Triton Management Co. (Management Co.), a wholly-owned subsidiary of Triton, entered into an employment agreement with Michael Kalogris, Chairman of the Board of
Directors and Chief Executive Officer of the Company. The Kalogris employment agreement has a term of five years unless terminated earlier by either Mr. Kalogris or Holdings. Mr. Kalogris may terminate his employment agreement (i) at any time at his sole discretion upon 30 days prior written notice and (ii) immediately, upon written notice, if (A) there is a Change of Control (as defined in the Kalogris employment agreement) or (B) Mr. Kalogris is demoted, removed or not re-elected as Chairman of the Board of Directors of Holdings (as used in this paragraph, Good Reason); provided, that following the IPO Date (as defined herein), so long as Mr. Kalogris remains a member of the Board of Directors and Chief Executive Officer of Holdings, it is not considered Good Reason if Mr. Kalogris is no longer Chairman of the Board of Directors. Holdings may terminate the Kalogris employment agreement (i) at any time, upon written notice, at the sole discretion of Holdings (as used in this paragraph, Without Cause) and (ii) for cause or the death or disability of Mr. Kalogris. Mr. Kalogris is entitled to receive from Holdings upon termination of the Kalogris employment agreement by Mr. Kalogris for Good Reason or by Holdings Without Cause the following severance benefits: (A) $1.0 million, (B) up to an additional $500,000 if Mr. Kalogris is unable to secure employment in a senior executive capacity by the second anniversary date of the termination of the agreement, (C) if the termination occurs prior to February 4, 2001, 50% of all shares of common stock that are unvested under such employment agreement as of such date will vest and, if the termination occurs between February 4, 2001 and February 3, 2002, 25% will vest and, if the termination occurs after such period, none will vest and (D) Holdings will allow Mr. Kalogris to participate in all health, dental, disability and other benefit plans maintained by Holdings for a period of two years following the date of termination of the agreement. In the event Mr. Kalogris employment is terminated on or after the initial five year term of the Kalogris employment agreement, or due to Holdings failure to renew the Kalogris employment agreement, Holdings will pay Mr. Kalogris a severance benefit in the amount of his base salary at such time. The Kalogris employment agreement provides for an initial annual base salary of $350,000, subject to annual increases at the discretion of the Compensation Committee of the Board of Directors, and an annual bonus in an amount up to 100% of his base salary based on the Companys performance. Mr. Kalogris is also entitled to acquire shares of Holdings Series C preferred stock pursuant to a stock purchase plan to be created by Holdings as promptly as practicable pursuant to the terms of the Kalogris employment agreement and is required to invest toward the purchase of such shares 30% of any amounts he receives on account of an annual bonus in excess of 50% of his base salary.

     On February 4, 1998, Management Co. entered into an employment agreement with Steven Skinner, President and Chief
Operating Officer of the Company. The Skinner employment agreement has a term of five years unless terminated earlier by either Mr. Skinner or Holdings. Mr. Skinner may terminate his employment agreement (i) at any time at his sole discretion upon 30 days prior written notice and (ii) immediately, upon written notice, if (A) there is a Change of Control (as defined in the Skinner employment agreement) or (B) Mr. Skinner is demoted, removed or, prior to the IPO Date, not re-elected to the Board of Directors of Holdings (as used in this paragraph, Good Reason). Holdings may terminate the Skinner employment agreement (i) at any time, upon written notice, at the sole discretion of Holdings (as used in this paragraph, Without Cause) and (ii) for cause or the death or disability of Mr. Skinner. Mr. Skinner is entitled to certain benefits from Holdings upon termination of the Skinner employment agreement by Mr. Skinner for Good Reason or by Holdings Without Cause. Mr. Skinner is entitled to receive from Holdings upon termination of the Skinner employment agreement by Mr. Skinner for Good Reason or by Holdings Without Cause the following severance benefits: (A) $675,000, (B) up to an additional $337,500 if Mr. Skinner is unable to secure employment in a senior executive capacity by the second anniversary date of the termination of the agreement, (C) if the termination occurs prior to February 4, 2001, 50% of all shares of Common Stock that are unvested under such employment agreement as of such date will vest and, if the termination occurs between February 4, 2001 and February 3, 2002, 25% will vest and, if the termination occurs after such period, none will vest and (D) Holdings will allow Mr. Skinner to participate in all health, dental, disability and other benefit plans maintained by Holdings for a period of two years following the date of termination of the agreement. In the event Mr. Skinners employment is terminated on or after the initial five year term of the Skinner employment agreement, or due to Holdings failure to renew the Skinner Employment agreement, Holdings will pay Mr. Skinner a severance benefit in the amount of his base salary at such time. The Skinner employment agreement provides for an initial annual base salary of $225,000, subject to annual increases at the discretion of the Compensation Committee of the Board of Directors, and an annual bonus in an amount up to 100% of his base salary based on the Companys performance. Mr. Skinner is also entitled to acquire shares of Holdings Series C preferred stock pursuant to a stock purchase plan and is required to invest toward the purchase of such shares 30% of any amounts he receives on account of an annual bonus in excess of 50% of his base salary.

     On January 8, 1998, Management Co. entered into an employment agreement with Clyde Smith, Executive Vice President and Chief Technical Officer of the Company. The Smith employment agreement has a term of five years unless terminated earlier by either Mr. Smith or Management Co. Mr. Smith may terminate his employment agreement (i) at any time at his sole discretion upon 60 days prior written notice and (ii) upon 60 days written notice, in the event that the employment by the Company of each of Michael Kalogris and Steve Skinner has been terminated during the five year period (as used in this paragraph, Good Reason). Management Co. may terminate the Smith employment agreement (i) at any time, upon 60 days written notice, at the sole discretion of Management Co. (as used in this paragraph, Without Cause) and
(ii) for cause (as defined in the Smith employment agreement) or at the death, or due to a specified period of disability, of Mr. Smith (as described in the Smith employment agreement). Mr. Smith is entitled to certain benefits from Management Co. upon termination of the Smith employment agreement prior to the termination of five years by Mr. Smith for Good Reason or by Management Co. Without Cause. Mr. Smith is entitled to received from Management Co. upon termination of the Smith employment agreement prior to the termination of five years by Mr. Smith for Good Reason or by Management Co. Without Cause the following severance benefits: (A) an amount equal to 150% of Mr. Smiths then annual base salary and (B) vesting of certain of Mr. Smiths unvested shares as follows: (1) the percentage of unvested shares that would have vested in the year following the year of his termination and (2) a pro rata amount (based on the number of days  worked that year) of the shares that would have  vested  in the year of Mr. Smiths termination. The Smith employment agreement provides for an initial annual base salary of $220,000, subject to annual increases at the discretion of the Compensation Committee of the Board of Directors, and an annual bonus in an amount up to 100% of his base salary based on the Companys performance. After the first calendar year of the Employment
Period, the Company has agreed to pay Mr. Smith a guaranteed bonus of 100% of his base salary. Mr. Smith has also received 3,762.01 shares of common stock, such shares to vest according to the schedule set forth in a letter agreement dated as of February 4, 1998, as amended, between Management Company and Mr. Smith.

Item 12.  SECURITY OWNERSHIP

     The following table sets forth, as of December 31, 1998, certain information with respect to the beneficial holdings of each director, each of the Named Executive Officers and all executive officers and directors as a group, of Holdings, as well as the holding of each stockholder of Holdings who was known to the Company to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of more than 5% of the common stock and the Series C preferred stock, based upon Company records. Shares of Series C preferred stock are convertible immediately into shares of common stock on a one-for-one basis, and accordingly, holders of Series C preferred stock are deemed to own the same number of shares of common stock. On all matters to be submitted to the stockholders of Holdings, the holders of the Series C preferred stock have the right to vote on an as-converted basis as a single class with the holders of the common stock.

                        COMMON STOCK         PREFERRED STOCK       TOTAL
NAME(1)              NUMBER    PERCENTAGE  NUMBER PERCENTAGE NUMBER PERCENTAGE

Michael Kalogris     165,515.56(9)  61.7%   5,000     a%    170,515.56    6.4%
Steven Skinner        80,537.70(10) 30.0    2,500     a      83,037.70    3.1
Clyde Smith           4,295.34(11)   1.6       --    --       4,295.34      a
David Clark           8,053.77(12)   3.0       --    --       8,053.77      a
David Standig         4,026.89(13)   1.5       --    --       4,026.89      a
Scott Anderson         967.20          a       --    --         967.20      a
John Beletic           967.20          a       --    --         967.20      a
Arnold Chavkin(2)          --         --       --    --             --     --
William Hague              --         --       --    --             --     --
John Watkins(3)            --         --       --    --             --     --
CB Capital Investors,
  L.P.(4)                  --         -- 533,510.62 22.1    533,510.62   19.9
J.P. Morgan Investment
  Corporation(5)           --         -- 469,113.00 19.4    469,113.00   17.5
                                            (15)                 (15)
Desai Capital Management
  Incorporated(6)          --         -- 517,510.62 21.4    517,510.62   19.3
                                            (16)                 (16)
Toronto Dominion Capital
  (USA), Inc.(7)           --         -- 129,378.18  5.4    129,378.18    4.8
First Union Capital
  Partners, Inc            --         -- 177,385.94  7.3    177,385.94    6.6
DAG - Triton PCS, L.P.     --         --  80,788.15  3.3     80,788.15    3.0
AT&T Wireless PCS, Inc.(8) --         -- 500,944.49 17.3    500,944.49   18.7
                                              (17)              (17)
All directors and executive
  officers         268,459.01(14)  100.0   7,500.00    a    275,959.01   10.3

a  Represents less than 1%.

(1) Unless otherwise indicated, the address of each person listed in this table is c/o Triton PCS, Inc., 375 Technology Drive, Malvern, PA 19355.
(2) CB Capital Investment Inc. is the sole general partner of CB Capital Investors, L.P. Mr. Chavkin is a vice president of CB Capital Investments Inc. Mr. Chavkin disclaims beneficial ownership of any such shares.
(3)  Mr. Watkins is a managing director and an officer of J.P.
     Morgan Investment Corporation. Mr. Watkins disclaims beneficial ownership of any such shares.
(4)  The address of this person is 380 Madison Avenue, New York,
     NY 10017.
(5)  The address of this person is 101 California Street, San
     Francisco, CA 94111.
(6)  The address of this person is 540 Madison Avenue, New York,
     NY 10022.
(7)  The address of this person is 31 West 52nd Street, New York,
     NY 10019.
(8)  The address of this person is 5000 Carillon Point, Kirkland,
     WA 98033.
(9) Includes 58,131.96 shares held by Mr. Kalogris as trustee under the Amended and Restated Common Stock Trust Agreement for Management Employees and Independent Directors, dated June 26, 1998 (the Common Stock Trust Agreement), pursuant to which the Company will distribute Common Stock to management employees and independent directors. 96,645.24 of the 107,383.60 shares of common stock directly held by Mr. Kalogris are subject to forfeiture in accordance with the Kalogris employment agreement.
(10) 63,483.93 of the 80,537.70 shares of common stock are subject to forfeiture in accordance with the Skinner employment agreement.
(11) All 3,762.01 shares of common stock are subject to forfeiture in accordance with the Smith employment agreement.
(12) All 8,053.77 shares of common stock are subject to forfeiture in accordance with the letter agreement, dated as of February 4, 1998, between the Company and Mr. Clark.
(13) All 4,026.89 shares of common stock are subject to forfeiture in accordance with the letter agreement, dated as of February 4, 1998, between the Company and Mr. Standig. Mr. Standig resigned from the Company on March 1, 1999 (effective as of March 26, 1999). In connection with the termination of his employment, as of March 29, 1999, Mr. Standigs share ownership in Holdings was reduced to 805.36 fully vested shares. The remaining shares were sold back to the Company and will be eligible for distribution to management members and independent directors of Holdings pursuant to the Common Stock Trust Agreement.
(14) See footnotes (9)-(13). Also includes 2,684.59 shares of common stock held by a certain management employee, all of which are subject to forfeiture in accordance with the terms of a letter agreement with such employee, and 1,410.76 shares of Common Stock held by a certain former management employee, all of which are subject to forfeiture in accordance with the terms of a separation agreement with such former employee.
(15) Includes 23,907 shares of Series C Preferred Stock held by
     Sixty Wall Street SBIC Fund, L.P., an affiliate of J.P. Morgan Investment Corporation.
(16) Consists of 258,755.31 shares of Series C Preferred Stock held by Private Equity Investors III, L.P., and 258,755.31 shares of Series C preferred stock held by Equity Linked Investors II, each an affiliate of Desai Capital Management Incorporated.
(17) Consists of 500,944.49 shares of Series D Preferred Stock.
     Shares of Series D Preferred Stock are convertible into an equivalent number of shares of Series C Preferred Stock at any time. AT&T Wireless PCS, Inc. also owns 732,371 shares of Series A Preferred Stock.


ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     The closing under the securities purchase agreement occurred on February 4, 1998. Certain terms under the securities purchase agreement and the AT&T agreements were modified pursuant to the closing agreement, dated as of February 4, 1998, by and among the parties to the securities purchase agreement. The securities purchase agreement and the AT&T agreements are summarized below as modified by the closing agreement. The following summary of the material provisions of the securities purchase agreement and the AT&T agreements does not purport to be complete and is qualified in its entirety by reference to such agreements.

THE SECURITIES PURCHASE AGREEMENT

     Pursuant to the securities purchase agreement, dated as of October 8, 1997, by and among AT&T PCS, the Cash Equity Investors, Michael Kalogris, Steven Skinner (Steven Skinner together with Michael Kalogris, the Management Stockholders) and Holdings, AT&T transferred to Triton certain PCS licenses, which cover 20 MHz of authorized frequencies, and entered into certain other agreements, in exchange for 732,371 shares of Series A preferred stock and 366,131 shares of Series D preferred stock, such shares having an aggregate value of approximately $79.0 million and $39.5 million, respectively.

AT&T has retained 10 MHz of spectrum within the Licensed Areas for use as a non- mobility wireless provider.

     Chase Capital Partners, J.P. Morgan Investment Corporation, Desai Capital Management Incorporated, Toronto Dominion Capital
(USA), Inc., First Union Capital Partners, Inc. and DAG-Triton PCS, L.P. have severally made irrevocable commitments to contribute to Holdings approximately $39.8 million, $39.8 million, $39.8 million $9.9 million, $5.0 million and $5.0 million, respectively, in cash in exchange for approximately 398,000 shares, 398,000 shares, 398,000 shares, 99,000 shares,
50,000 shares and 50,000 shares, respectively, of Series C preferred stock, and Michael Kalogris and Steven Skinner have severally made irrevocable commitments to contribute to Holdings $500,000 and $250,000, respectively, in cash in exchange for 5,000 shares and 2,500 shares, respectively, of Series C preferred stock. The Cash Equity Investors, together with the Management Stockholders, have contributed an aggregate of $80 million of their $140 million commitment as of December 31, 1998. The Cash Equity Investors and the Management Stockholders are required to contribute the unfunded portion of their respective commitments under the securities purchase agreement (the Unfunded Commitment Amount) to Holdings on the second, and third anniversary dates of the securities purchase closing Date. Each Cash Equity Investors obligation to make capital contributions to Holdings after the securities purchase closing Date in respect of its unfunded commitment amount is (i) an unconditional and irrevocable obligation, and is not subject to counterclaim, set-off, deduction or defense, or to abatement, suspension, deferment, diminution or reduction for any reason whatsoever and
(ii) secured by a pledge of all shares of Series C preferred stock issued to such party under the securities purchase agreement pursuant to a pledge agreement between Holdings and such party.

THE MYRTLE EQUITY CONTRIBUTION

     Pursuant to a preferred stock purchase agreement, dated as of June 29, 1998, Holdings received additional equity contributions of approximately $10.2 million, $10.0 million, $9.8 million, $2.5 million, $1.2 million and $1.2 million, respectively, from Chase Capital Partners, J.P. Morgan Investment Corporation, Desai Capital Management Incorporated, Toronto Dominion Capital (USA), Inc., First Union Capital Partners, Inc. and Duff Ackerman Goodrich & Assoc. L.P. in exchange for approximately 102,000 shares, 100,000 shares, 98,000 shares, 25,000 shares, 12,000 shares and 12,000 shares, respectively, of Series C preferred stock on terms substantially similar to those set forth in the 1997 securities purchase agreement. These contributions were concurrently contributed to Triton.

THE NORFOLK CONTRIBUTION

     Pursuant to the terms of a Norfolk Preferred Stock Purchase agreement dated as of December 31, 1998, Holdings received an additional contribution of $16.5 million from certain of the Cash Equity Investors in order to fund a portion of the $111 million purchase price for the Norfolk Acquisition. In consideration therefor, at the closing of such acquisition, Holdings issued to such Cash Equity Investors an additional $16.5 million of Holdings Series C preferred stock which it contributed to the Company. At closing, Holdings also issued to AT&T PCS an additional $14.6 million of Holdings Series D preferred stock. The balance of the purchase price was financed through use of $96.6 million from the net proceeds of the Private Offering.

THE AT&T AGREEMENTS

The Stockholders Agreement

     General. Pursuant to a stockholders agreement, dated as of February 4, 1998, by and among AT&T PCS, the Cash Equity Investors, the Management Stockholders, David Clark, Clyde Smith, Patricia Gallagher, David Standig and Michael Mears (collectively the Other Management Stockholders) and Holdings, the stockholders and Holdings have agreed to certain matters in connection with the management and operations of the Company and the sale, transfer or other disposition of the capital stock of Holdings.

     Board of Directors. Holdings is governed by a Board of Directors consisting of seven persons, and, unless otherwise required, actions of the Board of Directors require the affirmative vote of a majority of the entire Board of Directors. The stockholders have agreed to vote for the seven persons as follows: (i) two directors selected by a majority in interest of common stock and securities convertible into common stock held by the Cash Equity Investors in their sole discretion, (ii) two directors selected by a majority in interest of common stock and securities convertible into common stock held by the Cash Equity Investors, which directors shall be acceptable to Michael Kalogris and Steven Skinner, on the one hand, and AT&T PCS, on the other hand, each in their sole discretion, (iii) Michael Kalogris so long as he is an officer of Holdings, (iv) Steven Skinner so long as he is an officer of Holdings, and (v) one director selected by AT&T PCS in its capacity as holder of the Series A preferred stock so long as it has the right to elect one director in accordance with the Restated Certificate of Incorporation (as defined herein). Representatives of AT&T PCS and certain Cash Equity Investors also have the right to attend each meeting of the Board of Directors as observers, provided that certain capital stock ownership thresholds are met. Any transactions between the Company and the stockholders (other than the AT&T Agreements and other arms-length agreements or transactions entered into from time to time between the Company and AT&T) must be approved by a majority of disinterested directors. Under the stockholders agreement, the two directors selected pursuant to clause (ii) above of this paragraph are deemed not to have been designated by any of the stockholders. If an executive committee of the Board of Directors is formed, it must consist of at least the Series A Director, one of the directors selected pursuant to clause (i) above of this paragraph and Michael Kalogris (so long as he is an officer of Holdings). The Cash Equity Investors also have agreed to contribute all or part of the unfunded commitment amount at any time to Holdings upon 20 business days notice from the Board of Directors.

     Restrictions on Transfer. The stockholders agreement imposes numerous restrictions with respect to the sale, transfer or other disposition of the capital stock of Holdings. Generally, prior to the date on which Holdings receives in excess of $20 million in gross proceeds from the sale of common stock pursuant to a registration statement under the Securities Act (the IPO
Date), no Transfers are permitted except: (i) Series C preferred stock, Series D preferred stock and common stock may be transferred (at any time) (A) to an affiliate of a person that is a transferee or a successor in interest to any or all of such persons capital stock of Holdings and that is required to become a party to the stockholders agreement in accordance with the terms thereof (an Affiliated Successor) or (B) in the case of a transfer by a Cash Equity Investor, to any partners, limited partners or members of a Cash Equity Investor that are transferees of Series C preferred stock or common stock pursuant to distributions in accordance with the partnership agreement or operating agreement of such Cash Equity Investor (an Equity Investor Affiliate), (ii) after the third anniversary of the securities purchase closing date, the Cash Equity Investors may Transfer Series C preferred stock or common stock to another Cash Equity Investor, and (iii) after the third anniversary of the securities purchase closing date, Series C preferred stock and common stock may be transferred to any person (except a prohibited transferee), subject to certain rights of first refusal of the non-transferring stockholders (the Rights of First Refusal). Additionally, prior to the IPO Date, (x) no Cash Equity Investor nor AT&T PCS may Transfer less than all of its Series C preferred stock or common stock to any person except an Affiliated Successor or a Equity Investor Affiliate unless after giving effect to such Transfer, the transferor and the transferee will each own at least the lesser of (A) 5% of common stock and
(B) one-half of the common stock beneficially owned by such transferor on the date of Transfer, and (y) no Management Stockholder or Other Management Stockholder (together, the Employee Stockholders) may effect more that one Transfer of its common stock during any 12-month period to any person other than an Affiliated Successor.

     On and after the IPO Date, no Transfers of Series D preferred stock or common stock are generally permitted except:
(i) after the third anniversary of the securities purchase closing date, the Cash Equity Investors may Transfer Series C preferred stock or common stock to another Cash Equity Investor,
(ii) Series D preferred stock and common stock may be transferred (at any time) to an Affiliated Successor or an Equity Investor Affiliate and (iii) common stock may be transferred to any person, subject to certain rights of first refusal.

     AT&T PCS is subject to all of the foregoing restrictions with respect to its Series C preferred stock and common stock. AT&T PCS may not Transfer any of its Series D preferred stock at any time other than to an Affiliated Successor. Finally, with respect to AT&T PCS Series A preferred stock, (a) prior to the IPO Date, no Transfers are permitted except (i) to an Affiliated Successor or (ii) to any person after first complying with certain provisions relating to the rights of first refusal, and
(b) on or after IPO Date, no Transfer restrictions exist.

     In addition to the foregoing transfer restrictions, each stockholder has agreed, subject to certain exceptions, not to Transfer any Series A preferred stock, Series B preferred stock, Series D preferred stock or common stock to a Prohibited Transferee. A Prohibited Transferee is defined generally as one of the three largest carriers (other than AT&T, or any person that derives a material portion of its business from wireless communications systems and utilizes TDMA technology in a substantial majority of those systems) of telecommunications services that currently constitute interexchange services.

     Registration Rights. The stockholders agreement grants certain demand and piggyback registration rights to the Stockholders. On or after the 91st day after the IPO Date, the following Stockholders may cause an underwritten demand registration, subject to customary pro rata cutback and blackout restrictions, so long as such registration is reasonably expected to result in aggregate proceeds of at least $10 million: (a) AT&T PCS, (b) a holder of shares of Series C preferred stock or common stock (if such registration is reasonably expected to result in aggregate gross proceeds of at least $25 million) or (c) Employee Stockholders beneficially owning at least 50.1% of the shares of common stock then beneficially owned by the Employee Stockholders. In addition to such demand registration rights, any Stockholder may piggyback on a registration by Holdings at any time (other than registrations on Forms S-4 or S-8 of the Securities Act), subject to customary pro rata cutback restrictions. The demand and piggyback registration rights and obligations survive 20 years.

     Furthermore, if the IPO Date has not occurred by the fifth anniversary of the securities purchase closing date, Holdings, at the request of (i) any holders beneficially owning in the aggregate greater than one-third of the Series C preferred stock and common stock then outstanding or (ii) AT&T PCS for so long as it beneficially owns greater than two-thirds of the initial issuance to AT&T PCS of Series A preferred stock, shall undertake a registration of common stock that results in the IPO Date.

     Preemptive Rights. The stockholders agreement grants preemptive rights in certain circumstances to the Stockholders. If, on or prior to the IPO Date, Holdings proposes to issue any equity security (including in an initial public offering, but excluding pursuant to any stock option or stock appreciation rights plan), for cash, each Stockholder shall have a preemptive right to purchase its pro rata portion of such securities.

     Exclusivity. Holdings and the stockholders have also reached several agreements regarding operational matters pertaining to the Company. The Stockholders have agreed that during the term of the Stockholders Agreement, none of the Stockholders nor their respective affiliates will provide or resell, or act as the agent for any person offering, within the Territory (as defined in the stockholders agreement) mobile wireless telecommunications services initiated or terminated using TDMA and frequencies licensed by the FCC (Company Communications Services), except AT&T PCS and its affiliates may
(i) resell or act as agent for the Company in connection with the provision of Company Communications Services, (ii) provide or resell wireless telecommunications services to or from certain specific locations, and (iii) resell Company Communications Services for another person in any area where the Company has not yet placed a system into commercial service; provided that AT&T
PCS has provided the Company with prior written notice of AT&T PCS intention to do so and only dual band/dual mode phones are used in connection with such resale activities. Additionally, with respect to the markets listed in the roaming agreement, each of the Company and AT&T PCS agrees to cause their respective affiliates in their home carrier capacities to (a) program and direct the programming of customer equipment so that the other party in its capacity as the serving carrier is the preferred provider in such markets, and (b) refrain from inducing any of its customers to change such programming.

     Build-Out. The Company is bound to certain operational obligations, including meeting the construction requirements set forth in an agreed-upon minimum build-out plan, ensuring compatibility of the Companys PCS systems with the majority of systems in the southeastern region of the United States, satisfying the FCC construction requirements in the Territory, offering certain core service features with respect to its systems, causing the Companys systems to comply with AT&T PCS TDMA quality standards, and refraining from providing or reselling interexchange services other than interexchange services that constitute Company Communications Services or that are procured from AT&T. In the event that the Company materially breaches any of the foregoing operational obligations or if, in the event AT&T PCS decides to adopt in a majority of its markets a new technology standard and the Company declines to adopt such new technology, AT&T PCS may terminate its exclusivity obligations.

     Certain Transactions. In the event a merger, consolidation, asset acquisition or disposition or other business combination involving (i) AT&T and (ii) a person that (a) derives from telecommunications businesses annual revenues in excess of $5 billion, (b) derives less than one-third of its aggregate revenues from the provision of wireless telecommunications and
(c) owns FCC licenses to offer (and does offer) mobile wireless telecommunications services serving more than 25% of the Pops within the Territory (such person, the Other Party), the Company and AT&T have certain rights, including the following: (i) AT&T may, upon written notice, terminate certain of its obligations described above under the caption --Exclusivity in the portion of the Territory in which the Other Party owns an FCC license to offer CMRS; provided, that, upon such termination, the Company has the right to cause AT&T PCS to exchange (A) certain shares of its Series A preferred stock into Series B preferred stock and
(B) certain shares of its Series D preferred stock (or Series C preferred stock or common stock into which such Series D preferred stock has been converted) into Series B preferred stock; (ii) if AT&T PCS proposes to sell, transfer or assign to any non-affiliate any PCS system owned and operated by AT&T PCS and its affiliates in any of the Charlotte, NC, Atlanta, GA, Baltimore/Washington, D.C. or Richmond, VA BTAs (the Subject
Markets), then AT&T PCS will provide the Company with the opportunity for a 180-day period to have AT&T PCS joint market with the applicable Subject Markets the portion of the Territory included in the MTA that includes such Subject Markets.

     Without the prior written consent of AT&T PCS, Holdings and its subsidiaries may not effect any sale of substantially all of the assets of Holdings or any of its subsidiaries or liquidation, merger or consolidation of Holdings or any of its subsidiaries, with certain limited exceptions.

     Acquisition of Licenses. The Company may acquire cellular licenses that the Board of Directors has determined are demonstrably superior alternatives to constructing a PCS system in the applicable area within the Territory, provided that: (i) a majority of the cellular Pops are within the Territory, (ii) AT&T PCS and its affiliates do not own Commercial Mobile Radio Service licenses in such area, and (iii) the Companys ownership of such cellular license will not cause AT&T PCS or any affiliate to be in breach of any law or contract.

     Equipment, Discounts and Roaming. If requested by the Company, AT&T PCS has agreed to use all commercially reasonable efforts (i) to assist the Company in obtaining discounts from any vendor with whom the Company is negotiating for the purchase of any infrastructure equipment or billing services and (ii) to enable the Company to become a party to the roaming agreements between AT&T PCS and its affiliates and operators of other cellular and PCS systems.

     Resale Agreements. The Company, upon the request of AT&T PCS, will enter into resale agreements relating to the Territory. The rates, terms and conditions of service provided by the Company shall be at least as favorable to AT&T PCS, taken as a whole, as the rates, terms and conditions provided by the Company to other customers.

Subsidiaries.   All of Holdings subsidiaries must be direct or
indirect wholly-owned subsidiaries of Holdings.

     Amendments. Amendments to the stockholders agreement require the consent of holders of (i) a majority of the shares of each class of capital stock, including AT&T PCS, (ii) two-thirds of the common stock beneficially owned by the Cash Equity Investors, and (iii) 60.1% of the common stock beneficially owned by the Employee Stockholders; provided however, that in the event any party thereto ceases to own any shares of Equity Securities, such party ceases to be a party to the stockholders agreement and the rights and obligations of such party thereunder terminates.

     Termination. The stockholders agreement terminates upon the earliest to occur of (i) the written consent of each party thereto, (ii) the eleventh anniversary of the securities purchase closing date, and (iii) one Stockholder owning all the Common Stock; provided, some provisions expire on the IPO Date and certain consent rights of AT&T PCS expire when it fails to own the requisite amount of capital stock of Holdings.

License Agreement

     Pursuant to the Network Membership License Agreement, dated as of February 4, 1998, between AT&T Corp. and Operating LLC,
AT&T Corp. has granted to the Company a royalty-free, non-transferable, non-sublicensable, non-exclusive, limited right and license to use the Licensed Marks solely in connection with Licensed Activities. The Licensed Marks include the logo containing the AT&T and globe design and the expression Member, AT&T Wireless Services Network. The Licensed Activities include
(i) the provision to end-users and resellers, solely within the Territory, of Company Communications Services on frequencies licensed to the Company for Commercial Mobile Radio Service provided in accordance with the AT&T Agreements (collectively, the Licensed Services) and (ii) marketing and offering the Licensed Services within the Territory. The License Agreement also grants to the Company the right and license to use Licensed Marks on certain permitted mobile phones.

     Except in certain instances, AT&T has agreed not to grant to any other person a right or license to provide or resell, or act as agent for any person offering, Company Communications Services within the Territory under the Licensed Marks. In all other instances, AT&T reserves for itself the right to use the Licensed Marks in the providing of its services (subject to its exclusivity obligations described above), whether within or without the Territory.

     The license agreement contains numerous restrictions with respect to the use and modification of any of the Licensed Marks. Furthermore, the Company is obligated to use commercially reasonable efforts to cause all Licensed Services marketed and provided using the Licensed Marks to be of comparable quality to the Licensed Services marketed and provided by AT&T in areas that are comparable to the Territory taking into account, among other things, the relative stage of development of the areas. The license agreement also sets forth specific testing procedures to determine compliance with these standards, and affords the Company with a grace period to cure any instances of alleged noncompliance therewith. Following the cure period, the Company must cease using the Licensed Marks until the Company is back in compliance.

     The Company may not assign or sublicense any of its rights under the license agreement; provided, however, that the License Agreement may be, and has been, assigned to the Companys lenders under our Credit Facility and after the expiration of any applicable grace and cure periods under the Credit Facility, such lenders may enforce the Companys rights under the license agreement and assign the License Agreement to any person with AT&Ts consent.

     The term of the license agreement is for five years (the Initial Term) and renews for an additional five-year period if neither party terminates the Agreement. The license agreement may be terminated by AT&T at any time in the event of a significant breach by the Company, including the Companys misuse of any
Licensed Marks, the Company licensing or assigning any of the rights in the license agreement, the Companys failure to maintain AT&Ts quality standards or a change in control of the Company occurs. After the Initial Term, in the event AT&T converts any shares of Series A preferred stock into common stock in connection with a transaction described above under the caption -
- Stockholders Agreement-- the license agreement terminates on the later of (i) two years from the date of such conversion and
(ii) the then existing expiration date of the license agreement. After the Initial Term, AT&T may also terminate the license agreement upon the occurrence of certain transactions described above under the caption --Stockholders Agreement--.

Roaming Agreement

     Pursuant to the Intercarrier Roamer Service Agreement, dated as of February 4, 1998, between AT&T Wireless Service, Inc. (on behalf of its affiliates) and Operating LLC (on behalf of the Company), each of AT&T and the Company agrees to provide (each in its capacity as serving provider, the Serving Provider) mobile wireless radiotelephone service for registered customers of the other partys (the Home Carrier) customers while such customers are out of the Home Carriers geographic area and in the geographic area where the Serving Carrier (itself or through affiliates) holds a license or permit to construct and operate a mobile wireless radiotelephone system and station. Each Home Carrier whose customers receive service from a Serving Carrier shall pay to such Serving Carrier 100% of the Serving Carriers charges for wireless service and 100% of pass-through charges
(i.e., toll or other charges). Each Service Carriers service charges per minute or partial minute for the use for the first 3 years will be fixed at a declining rate, and thereafter will be equal to an adjusted average home rate or such lower rate as the parties negotiate from time to time; provided, however, that with respect to the Norfolk BTA, the service rate is equal to the lesser of (a) $0.25 per minute and (b) the applicable home rate of AT&T PCS, or such other rate as agreed to by the parties. Each Serving Carriers toll charges per minute of use for the first 3 years will be fixed at a declining rate, and thereafter such other rates as the parties negotiate from time to time.

     The roaming agreement has a term of 20 years, unless earlier terminated by a party due to the other partys uncured breach of any term of the roaming agreement, the other partys voluntary liquidation or dissolution or the FCC revoking or denying renewal of the other partys license or permit to provide CMRS.

     Neither party may assign or transfer the roaming agreement or any of its rights thereunder except to an assignee of all or part of its license or permit to provide Commercial Mobile Radio Service, provided that such assignee expressly assumes all or the applicable part of the obligations of such party under the Roaming Agreement.

Resale Agreement

     Pursuant to the terms of the stockholders agreement, the Company is required to enter into a Resale Agreement, substantially in the form of Exhibit C to the securities purchase agreement (together with the stockholders agreement, the license agreement and the roaming agreement, the AT&T Agreements), at the request of AT&T. Pursuant to the resale agreement, AT&T PCS will be granted the right to purchase and resell on a nonexclusive basis access to and usage of the Companys services in the Territory. AT&T PCS will pay to the Company the charges, including usage and roaming charges, associated with services requested by AT&T PCS under the Resale Agreement. The Company will retain the continuing right to market and sell its services to customers and potential customers.

     The resale agreement will have a term of ten years and will renew automatically for successive one-year periods unless either party elects to terminate the resale agreement. Following the eleventh anniversary of the Resale Agreement, either party may terminate on 90 days prior written notice. Furthermore, AT&T PCS may terminate the resale agreement at any time for any reason on 180 days written notice.

     Pursuant to the stockholders agreement, Holdings has agreed that the rates, terms and conditions of service, taken as a whole, provided by the Company to AT&T PCS pursuant to the resale agreement shall be at least as favorable as (or if permitted by applicable law, superior to) the rates, terms and conditions of service, taken as a whole, provided by the Company to any other customer. Without limiting the foregoing, the rate plans offered by the Company pursuant to the resale agreement will be designed to result in a discounted average actual rate per minute paid by AT&T PCS for service below the weighted average actual rate per minute billed by the Company to its customers generally for access and air time.

     Neither party may assign or transfer the resale agreement or any of its rights thereunder without the other partys prior written consent, which will not be unreasonably withheld, except
(a) to an affiliate of that party at the time of execution of the Resale Agreement, (b) by the Company to any of its operating subsidiaries, and (c) to the transferee of a partys stock or substantially all of its assets, provided that all FCC and other necessary approvals have been received.

OTHER RELATED PARTY TRANSACTIONS

     The Company is associated with Triton Cellular Partners L.P. by virtue of certain management overlap and the sharing of leased facilities. As part of this association, certain costs are incurred on behalf of Triton Cellular and subsequently reimbursed to the Company. Such costs totaled $482,000 during 1998. In addition, under agreement between the Company and Triton Cellular, allocations for management services rendered are charged to Triton Cellular. Such allocations totaled $469,000 during 1998. The outstanding balance at December 31, 1998 was $951,000. The Company expects settlement of these outstanding charges during 1999.

     Over the course of fiscal year 1997, Triton L.L.C., a predecessor of Triton License Company, incurred certain costs on behalf of Triton Cellular. Such costs totaled $148,100 and will be reimbursed by Triton Cellular in 1998. In addition, the Company purchased $22,800 of equipment from Horizon Cellular Telephone Company, L.P. , an entity affiliated with the Company by virtue of management overlap and the sharing of leased facilities.

     On February 3, 1998, the Company entered into the credit facility. Certain affiliates of each of J.P. Morgan Investment Corporation, a holder of approximately 17% of the issued and outstanding capital stock of the Company, and CB Capital Investors, a holder of approximately 20% of the issued and outstanding capital stock of the Company, serve as agent and lenders under the credit facility. Each of the agent and lenders under the credit facility have received and will continue to receive customary fees and expenses in connection with the execution of the credit facility. To date, affiliates of J.P. Morgan Investment Corporation and CB Capital Investors, have received approximately $98 and $106, respectively, in their capacity as agent and lender under such facility.

     On February 4, 1998, Holdings entered into letter agreements with Messrs. Clark, Standig and Mears, and Ms. Gallagher in connection with their employment. Pursuant to such letter agreements they were issued shares of common stock which vest at 20 percent per year over a five year period. Messrs. Clark, Standig, and Mears received 7,053.77, 3,526.89, and 2,351.26, respectively, and Ms. Gallagher received 3,526.89.  See  Security
Ownership.

     On March 7, 1997, each of Chase Venture Capital Associates, L.P., an affiliate of Chase Capital Partners, and J.P., Morgan Investment Corporation provided $550,000 in financing, and on July 3, 1997, each of Chase Venture Capital Associates, L.P. and J.P. Morgan Investment Corporation provided an additional $250,000 in financing, to Triton L.L.C. in the form of convertible promissory notes in order to fund Triton L.L.C.s start-up costs. The $1.6 million in notes originally bore interest at 14% annually, payable at maturity. On January 15, 1998, Triton L.L.C. assigned the notes to the Company. Triton, in conjunction with Holdings and the noteholders, subsequently negotiated a revised arrangement under which no interest would be paid on the notes and, in lieu of repaying the promissory notes in cash, the amount owed under such notes would be convertible into approximately $3.2 million worth of Holdings Series C preferred stock. The conversion of the Triton L.L.C. notes into 16,000 shares each of Series C preferred stock occurred on February 4, 1998. The $1.6 million preferred return to the investors has been accounted for as a financing cost during the period the notes were outstanding. Accordingly, the Company has accrued $1.2 million in financing costs on the notes as of December 31, 1997. The remaining $0.4 million financing costs were recognized in the first quarter of calendar 1998.

     On January 19, 1998, Operating LLC entered into the Master Services Agreement with Wireless Facilities Inc. (WFI) pursuant to which WFI will provide radio frequency design and system optimization support services to the Company. The Master Services Agreement could result in payments by the Company to WFI of up to $6.0 million. Mr. Scott Anderson, a director of Holdings, is also a director of WFI.

     On May 4, 1998, the Company consummated the private offering pursuant to which the Company raised net proceeds of approximately $291 million. J.P. Morgan Securities Inc. and Chase Securities Inc., each an affiliate of entities that own in the aggregate approximately 52.4% of the outstanding Series C preferred stock, acted as initial purchasers in connection with the private offering and received a placement fee of $6.3 million in connection therewith.


            TRITON PCS, INC. AND PREDECESSOR COMPANY

                VALUATION AND QUALIFYING ACCOUNTS
                             ($000S)

                                      Additions   Deductions     Add
                        Balance at   charged to  credited to   Myrtle Balance
                         Beginning    cost and    costs and     Beach    at
                          of year     expenses    expenses acquisitions year

Year ended December 31, 1997

Allowance for
  doubtful accounts            -           -          -           -         -

Year ended December 31, 1998

Allowance for
  doubtful accounts            -        $636       $480        $915    $1,071


                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malvern, State of Pennsylvania on March 31, 1999.

                         Triton PCS, Inc

                             By:     /s/ Michael Kalogris
                                Sole Director and Chief Executive Officer

                             Triton Management Company, Inc.

                             By:     /s/ Michael Kalogris
                                Sole Director and Chief Executive Officer

                             Triton PCS Holdings Company L.L.C.

                             By:Triton Management Company, Inc., its manager

                             By:     /s/ Michael Kalogris
                                Sole Director and Chief Executive Officer

                             Triton PCS Property Company L.L.C., Inc.


                             By:Triton Management Company, Inc., its manager

                             By:     /s/ Michael Kalogris
                               Sole Director and Chief Executive Officer

                             Triton PCS Equipment Company L.L.C.

                             By:Triton Management Company, Inc., its manager

                             BY:     /s/ Michael Kalogris
                                Sole Director and Chief Executive Officer

                             Triton PCS Operating Company L.L.C.

                             By:Triton Management Company, Inc., its manager

                             By:     /s/ Michael Kalogris
                                Sole Director and Chief Executive Officer

                             Triton PCS License Company L.L.C

                             By:Triton Management Company, Inc., its manager

                             By:     /s/ Michael Kalogris
                               Sole Director and Chief Executive Officer

                             By:     /s/ David Clark
                                Senior Vice President, Chief Financial
                                    Officer, and Secretary